Exhibit 99.1

EXECUTION VERSION

ARRANGEMENT AGREEMENT

BY AND BETWEEN

INTERTAPE POLYMER GROUP INC.

AND

1351693 B.C. LTD.

MARCH 7, 2022

i

ii

Exhibit A    Arrangement Resolution

Exhibit B    Plan of Arrangement

iii

ARRANGEMENT AGREEMENT

This ARRANGEMENT AGREEMENT (this “Agreement”) is made and entered into as of this 7th day of March, 2022 by and between Intertape Polymer Group Inc., a CBCA corporation (the “Company”), and 1351693 B.C. LTD., a British Columbia corporation (“Purchaser”).

RECITALS

WHEREAS, the parties intend that, pursuant to a plan of arrangement (the “Arrangement”) under Section 192 of the CBCA, among other things, Purchaser shall acquire all of the Shares.

WHEREAS, the Board has (a) determined that the Arrangement is fair to the Company Shareholders, (b) determined that it is in the best interests of the Company to enter into this Agreement, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (d) resolved to recommend approval of the Arrangement by the Company Shareholders.

WHEREAS, the Company has agreed upon the terms and subject to the conditions set forth herein (a) to submit the Arrangement Resolution to the Company Shareholders for approval at the Company Meeting and (b) to submit the Arrangement to the Court for approval.

WHEREAS, concurrent with the execution of this Agreement, and as a condition and material inducement of Purchaser’s willingness to enter into this Agreement, certain Supporting Shareholders will each execute and deliver to Purchaser a Voting Agreement.

WHEREAS, the board of directors of Purchaser has approved this Agreement and declared it advisable for Purchaser to enter into this Agreement.

WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe certain conditions to the Arrangement, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“2021 Indenture” means that certain Indenture, dated as of June 8, 2021, by and among Intertape Polymer Group Inc, as issuer, the guarantors from time to time party thereto and Regions Bank, as trustee, as amended, restated, amended and restated, supplemented or otherwise modified.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing provisions no less favorable to the Company in any material respect than those contained in the Confidentiality Agreement, except that an Acceptable Confidentiality Agreement may omit provisions similar to those contained in Section 11 of the Confidentiality Agreement.

“Acquisition Proposal” means any proposal or offer from any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons other than Purchaser or its Affiliates relating to any direct or indirect acquisition, purchase or disposition, in a single transaction or series of related transactions, of a business or assets that constitutes 20% or more of the revenue, net income or assets of the Company and its Subsidiaries, taken as a whole or 20% or more of any class or series of Company Securities, any direct or indirect tender offer, take-over bid, exchange offer or treasury issuance that if consummated would result in any Person or group of Persons beneficially owning 20% or more of any class or series of Company Securities, or any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose assets, individually or in the aggregate, constitute 20% or more of the revenue, net income or assets of the Company and its Subsidiaries, taken as a whole) or as a result of which the shareholders of the Company immediately prior to such transaction would hold less than 80% of the total voting power of the Company (or any surviving entity for any direct or indirect parent company thereof).

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Anticorruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and any other similar Law in any jurisdiction applicable to the Company and its Subsidiaries.

“Applicable Courts” has the meaning set forth in Section 9.11(c).

“Arrangement” has the meaning set forth in the Recitals.

“Arrangement Resolution” means a special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form of Exhibit A hereto.

“Articles of Arrangement” has the meaning set forth in Section 2.2(d).

“Board” means the Board of Directors of the Company.

“Burdensome Condition” means a Material Adverse Effect (except that the proviso in the definition of “Material Adverse Effect” shall be disregarded for purposes of this definition).

“Business Day” means any day other than the days on which banks in New York, New York, Sarasota, Florida or Montréal, Québec are required or authorized to close.

“Canadian Benefit Plan” means each Company Benefit Plan provided or previously provided for (if and to the extent any continuing liability exists thereunder) the benefit of one or more Company Employees reporting to work in Canada, or otherwise subject to the Laws of Canada or a province or territory thereof.

“Canadian Multi-Employer Plan” means each Canadian Benefit Plan that is a “multi-employer plan” within the meaning of subsection 147.1(1) of the ITA.

“Canadian Securities Administrators” has the meaning set forth in Section 3.9.

“Canadian Securities Laws” means the Canadian provincial or territorial securities laws and the rules, regulations and published policies thereunder.

“CBCA” means the Canada Business Corporations Act.

“CEWS” means the Canada Emergency Wage Subsidy, promulgated under Bill C-14 and assented to on April 11, 2020, as amended, and any other COVID-19 related loan program or direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Authority.

“Change” has the meaning set forth in the definition of “Material Adverse Effect” in this Section 1.1.

“Closing Date” has the meaning set forth in Section 2.7.

“Closing” has the meaning set forth in Section 2.7.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or the Commissioner of Competition’s designee.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.13(a).

“Company Circular” has the meaning set forth in Section 3.9.

“Company Disclosure Letter” has the meaning set forth in the preamble to Article III.

“Company DSU” means any deferred share unit outstanding as of the Effective Time under a Company Benefit Plan.

“Company Employees” means any current, former or retired director, officer, employee, consultant, independent contractor or other individual service provider of the Company or any of its Subsidiaries.

“Company IP” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Meeting” has the meaning set forth in Section 6.1(a).

“Company Option” means any option to acquire Share(s), outstanding as of the Effective Time, under a Company Benefit Plan.

“Company PSU” means any performance share unit outstanding as of the Effective Time under a Company Benefit Plan.

“Company Real Property” means the real (immovable) property owned by the Company or its Subsidiaries.

“Company Related Parties” has the meaning set forth in Section 8.2(g).

“Company Reports” has the meaning set forth in Section 3.7(a).

“Company RSU” means any restricted share unit outstanding as of the Effective Time under a Company Benefit Plan.

“Company Securities” has the meaning set forth in Section 3.5(c).

“Company Shareholder” means a registered and/or beneficial holder of Shares and, where the context so provides, includes joint holders of such Shares.

“Competition Act” means the Competition Act (Canada).

“Competition Law” means the HSR Act, the Competition Act and any other Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening or significant impediments of competition or restraint of trade or the creation or strengthening of a dominant position through merger or acquisition.

“Compliant” means, with respect to the Required Information, (a) such financial information does not contain any untrue statement of a material fact regarding the Company or omit to state any material fact regarding the Company necessary in order to make such financial information not misleading in light of the circumstances in which they were made, (b) no audit opinion or authorization letter with respect to any financial statements contained in the Required

Information shall have been withdrawn, and (c) (i) the financial statements and other financial information included in the Required Information are, and remain throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities on Form S-1 to be declared effective by the SEC by a non-reporting company (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities) and sufficient to permit the Debt Financing Sources to receive customary comfort letters with respect to such Required Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (ii) the auditors that have reviewed or audited such financial information have confirmed they are prepared to issue (subject to completion of their normal practices and procedures) customary comfort letters, including customary negative assurance comfort, upon any pricing date and the closing relating to the Debt Financing Sources occurring during the Marketing Period.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 23, 2021, by and between the Company and Clearlake Capital Group, L.P.

“Contract” has the meaning set forth in Section 3.4.

“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montréal.

“COVID-19” means SARS-CoV-2, coronavirus or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means measures undertaken by a party or its Subsidiaries to comply with any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, shut down, closure, sequester, travel restrictions issued by any Governmental Authority or any other public health directives, guidelines or recommendations.

“Current Employee” has the meaning set forth in Section 6.7(a).

“Damages” has the meaning set forth in Section 6.5(a).

“Debt Financing” has the meaning set forth in Section 4.7.

“Debt Financing Commitments” has the meaning set forth in Section 4.7.

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Financing Commitments or any alternative debt financings, if applicable, in connection with the Arrangement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, current or future officers, directors, employees, agents, representatives, shareholders, limited partners, managers, members or partners involved in the Debt Financing and their successors and assigns.

“Depositary” means AST Trust Company (Canada) or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in Article 4 of the Plan of Arrangement pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties.

“Director” has the meaning set forth in Section 2.2(d).

“Discharge” has the meaning set forth in Section 6.8(h).

“Dissent Rights” has the meaning set forth in Section 2.3(e).

“Effective Time” has the meaning ascribed to such term in the Plan of Arrangement.

“Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

“Enforcement Expenses” has the meaning set forth in Section 8.2(e).

“Environmental Laws” means all Laws concerning pollution, public or worker health or safety or protection of the environment or natural resources.

“Equity Financing Commitments” has the meaning set forth in Section 4.7.

“Equity Financing” has the meaning set forth in Section 4.7.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is (or at any relevant time has been or would be) treated as a single employer under Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Excluded Information” has the meaning set forth in Section 6.8(a).

“Existing Credit Agreement” means the Credit Agreement, among Intertape Polymer Group Inc., Intertape Polymer Group Inc., Intertape Polymer Inc., Polyair Canada Limited, IPG (US) Holdings Inc., IPG (US) Inc., Intertape Polymer Corp and Polyair Corporation, as Borrowers, Bank of America, N.A., as Administrative Agent, each of the Subsidiary Guarantors party thereto and each of the Lenders party thereto, dated June 14, 2018, as amended by Amendment No. 1 to Credit Agreement and Limited Consent dated as of July 17, 2019, as amended by Amendment No. 2 to Credit Agreement, dated as of June 14, 2021 and as further amended, restated, amended and restated, supplemented or otherwise modified.

“Final Order” has the meaning set forth in Section 2.2(a).

“Financial Advisor” has the meaning set forth in Section 3.20.

“Financing Commitments” has the meaning set forth in Section 4.7.

“Financing” has the meaning set forth in Section 4.7.

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Guarantees” has the meaning set forth in Section 4.8.

“Guarantors” has the meaning set forth in Section 4.8.

“Hazardous Substance” means any substance, material, waste, pollutant, contaminant or chemical regulated by, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, including petroleum and petroleum derivatives and by-products, asbestos and asbestos containing materials, radiation, polychlorinated biphenyls, and per- or polyfluoroalkyl substances.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICA Approval” means either (a) receipt by Purchaser of a notice from the responsible Minister under the Investment Canada Act that the Minister is satisfied that the Arrangement and the other transactions contemplated hereby are likely to be of net benefit to Canada pursuant to the Investment Canada Act or (b) the time period provided for such notice under the Investment Canada Act shall have expired such that the responsible Minister under the Investment Canada Act shall be deemed pursuant to the Investment Canada Act to have been satisfied that the Arrangement and the other transactions contemplated hereby are likely to be of net benefit to Canada pursuant to the Investment Canada Act and shall have sent a notice to that effect.

“IFRS” means International Financing Reporting Standards issued by the International Accounting Standards Board, as adopted in Canada.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (without duplication) (a) for borrowed money (including obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures, or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases (in accordance with IFRS), (e) in respect of outstanding letters of credit, performance bonds, surety bonds and bankers’ acceptances, but only to the extent drawn, (f) for Contracts relating to interest rate protection swap agreements and collar agreements, and (g) guarantees of obligations described in clauses (a) through (f) above of any Person.

“Indemnified Person” has the meaning set forth in Section 6.5(a).

“Information Technology” means any information technology and computers systems, networks and infrastructure (including software, databases, facilities and equipment) owned, leased, licensed or used by or for, or otherwise relied on by, the Company or any of its Subsidiaries.

“Intellectual Property” means any intellectual property or proprietary rights in any jurisdiction in the world, including all (i) trademarks, service marks, trade names, brand names, logos, and trade dress, together with all of the goodwill associated therewith; (ii) patents, patent applications, patent disclosures and industrial designs (including utility models, designs and industrial property), registrations and applications for registration of industrial design rights, together with all reissues, reexaminations, divisions, continuations, continuations-in-part and extensions of any of the foregoing; (iii) copyrights, copyrightable works, and intellectual property rights in software, data, and databases, Internet domain names, and social media accounts; and (iv) trade secrets and other confidential and proprietary information, and know-how, technology, proprietary processes, formulations, research and development information, specifications, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), techniques methods, and methodologies (clause (iv), collectively, “Trade Secrets”).

“Interim Order” has the meaning set forth in Section 2.2(a).

“Intervening Event” means any positive event, change or development with respect to the Company that (a) is material to the Company and its Subsidiaries, taken as a whole, and which is, or the implications of which are, unknown to, or were not reasonably foreseeable by, the Board as of the date of this Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any actions taken by Purchaser or the Company in accordance with Section 6.2 or the consequences of any such action or (iii) the fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or projections of revenue, earnings or other financial or operating metrics for any period or changes in the market price or trading volume of the Company’s shares or the credit rating of the Company (provided that the underlying causes of such events in this clause (iii) shall not be excluded).

“ITA” means the Income Tax Act (Canada).

“Knowledge” means the actual knowledge, after reasonable inquiry, of, with respect to the Company, the Persons set forth in Section 1.1 of the Company Disclosure Letter and, with respect to Purchaser, Arta Tabaee and Dilshat Erkin.

“Labor Agreement” means any collective bargaining agreement or other Contract with any Labor Organization.

“Labor Organization” means any labor union, works council, or other labor organization.

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority.

“Leased Property” has the meaning set forth in Section 3.18(b).

“Liens” means, with respect to any asset, any mortgage, hypothec, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on the Business Day on which Purchaser receives the Required Information and during which period (a) such information is and remains Compliant, (b) the condition set forth in Section 7.1(a) shall be satisfied and (c) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 to be incapable of satisfaction at the Closing; provided, that May 30, 2022, June 20, 2022 and July 4, 2022 shall not count as a Business Day for purposes of calculating the Marketing Period (which dates shall be excluded for purposes of, but shall not reset, the period and such period shall not be required to be consecutive to the extent it includes any such date). It is understood and agreed that, to the extent nothing has occurred and no condition exists that would cause any of the conditions set forth in the preceding clause (b) to fail to be satisfied (subject to the limitations set forth therein), when the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Purchaser in good faith reasonably believes that the Company has not completed delivery of the Required Information and, within two (2) Business Days after receipt of such notice from the Company, Purchaser delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered). Notwithstanding the foregoing, (i) the Marketing Period shall not commence and shall be deemed not to have commenced if, prior to the completion of the Marketing Period (a) the independent registered public accounting firm of the Company shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the independent registered public accounting firm of the Company or another independent public accounting firm reasonably acceptable to Purchaser, (b) the financial statements included in Required Information that are available to Purchaser on the first day of the Marketing Period are no longer Compliant (and Purchaser delivers written notice to the Company of that fact within two (2) Business Days, which such notice shall state with specificity what Required Information is no longer Compliant) (it being understood and agreed that if any Required Information becomes “stale” because of lapse of time since the date of its initial delivery, such Required Information shall not cease to be Compliant solely by virtue of such lapse of time so long as, on or prior to the date that such Required Information becomes “stale” because of lapse of time, additional Required Information that (i) is not “stale”, (ii) is Compliant and (iii) meets the definition of “Required Information” shall have been delivered to Purchaser) or (c) the Company issues a public statement indicating its intent to, or determines that it is required to, restate any historical financial statements of the

Company included in Required Information or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with IFRS, (ii) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is otherwise funded in full (excluding any revolving facility), taking into account, for the purposes of this clause (ii) only, any amounts (if any) of the Debt Financing funded into escrow and (iii) in no event shall the Marketing Period restart if additional financial statements constituting Required Information become available after the Marketing Period has commenced or has been completed.

“Material Adverse Effect” means any effect, fact, development, condition, circumstance, event, occurrence or change (each, a “Change”) that, together with all other Changes, has had, or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets; (b) Changes generally affecting the industries in which the Company and its Subsidiaries operate; (c) failure of the Company to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (d) changes in the price or trading volume of the Shares in and of itself (provided that the underlying causes of such changes shall not be excluded); (e) Changes that result from the public announcement of this Agreement, the pendency or consummation of the Arrangement and the other transactions contemplated hereby or the identity of Purchaser or any of its Affiliates as the acquiror of the Company, including the loss of employees or customers, after the date hereof (other than in each case for purposes of any representation or warranty set forth in Section 3.2 (Corporate Authorization) and Section 3.4 (Non-Contravention)); (f) any action expressly required to be taken by the Company pursuant to the terms of this Agreement or expressly consented to or requested in writing by Purchaser; (g) acts of terrorism, war, sabotage or civil unrest, or any escalation or worsening thereof in countries in which the Company or any of Subsidiaries operate; (h) earthquakes, hurricanes, tornados, or other extreme weather events, disease, epidemics, pandemics (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement) or other natural or man-made disasters; (i) Changes in IFRS or the interpretation thereof after the date hereof, (j) Changes in Law or the interpretation thereof after the date hereof; (k) Proceedings brought by or on behalf of any holders of Company Securities relating to this Agreement or the transactions contemplated hereby; or (l) Changes that result from developments in or relating to currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i), (j) and (l), to the extent such Changes referred to therein have had or would be reasonably expected to have a disproportionate adverse impact on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Measurement Date” has the meaning set forth in Section 3.5(a).

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“Minister” has the meaning set forth in Section 3 of the Investment Canada Act.

“Multiemployer Plan” means each multiemployer plan (as defined in Section 3(37) of ERISA) under or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has any current or contingent liability or obligation.

“No Action Letter” means written confirmation from the Commission of Competition that the Commissioner of Competition does not, at that time, intend to make an application under Section 92 of the Competition Act.

“Notice Period” has the meaning set forth in Section 6.4(d)(i).

“Order” has the meaning set forth in Section 3.11.

“Organizational Documents” has the meaning set forth in Section 2.3(d).

“Payoff Amount” has the meaning set forth in Section 6.15.

“Permits” means any licenses, franchises, permits, certificates, consents, registrations, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to, or necessary for the ownership of the material assets or conduct of the business of, the Company or its Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that may thereafter be paid without penalty or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been made in accordance with IFRS; (b) mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising in the ordinary course of business, provided that such Liens are related to obligations not due or delinquent or that are being contested in good faith by appropriate proceedings; (c) leases, subleases and licenses (other than leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Law that arise in the ordinary course of business; (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations arising in the ordinary course of business; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case arising in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company or any of its Subsidiaries; (h) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Report filed prior to the date hereof; (i) non-exclusive licenses of Intellectual Property granted by the Company or one of its Subsidiaries in the ordinary course of business; (j) Liens existing pursuant to the Existing Credit Agreement and the revolving credit facilities of the Company and its Subsidiaries existing as of the date hereof; and (k) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or otherwise give rise to any material obligations in respect of such properties. Clauses (c), (d), (h), and (k) shall not apply to exclusive licenses of Intellectual Property.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Plan of Arrangement” has the meaning set forth in Section 2.2(a).

“Preferred Shares” has the meaning set forth in Section 3.5(a).

“Premium Cap” has the meaning set forth in Section 6.5(b).

“Proceeding” has the meaning set forth in Section 3.11.

“Purchaser Plan” has the meaning set forth in Section 6.7(b).

“Purchaser Related Parties” has the meaning set forth in Section 8.2(f).

“Purchaser Termination Fee” means $142,000,000.

“Purchaser” has the meaning set forth in the Preamble.

“Recommendation” has the meaning set forth in Section 6.1(a).

“Recommendation Withdrawal” has the meaning set forth in Section 6.4(d).

“Redemption Documents” has the meaning set forth in Section 6.8(h).

“Regulatory Requirement” has the meaning set forth in Section 6.2(d)(i).

“Reimbursement Obligations” has the meaning set forth in Section 6.8(b).

“Related Parties”, with respect to a party, means the Company Related Parties or Purchaser Related Parties, as the case may be.

“Reorganization Transaction” has the meaning set forth in Section 6.12(a).

“Representatives” has the meaning set forth in Section 6.4(a).

“Required Amount” has the meaning set forth in Section 4.7.

“Required Information” means: (i) the financial statements required by paragraph 5 of Exhibit E to the Debt Financing Commitments; (ii) financial statements, financial data, audit reports and other financial information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form

S-1 under the Securities Act of the Company to consummate the offering of high-yield debt securities contemplated by the Debt Financing Commitments, assuming that such offering was consummated at the same time during the Company’s fiscal year as such offering of debt securities will be made; and (iii) such other pertinent and customary (as compared to other transactions of this size and nature) information (including financial information and financial data) regarding the Company and any of its Subsidiaries as may be reasonably requested by Purchaser or its Affiliates (or their financing sources) to the extent this such information is required by the Debt Financing Commitments or of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act. Notwithstanding anything to the contrary in this definition, nothing will require the Company or any of its Subsidiaries to provide (or be deemed to require the Company to prepare) any Excluded Information.

“Requisite Vote” has the meaning set forth in Section 2.3(b).

“Restraint” has the meaning set forth in Section 7.1(d).

“Sanctioned Country” means any country or region that is (or the government of which is) or has been in the last five (5) years the subject or target of a comprehensive embargo under economic sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela and the Crimea, Donetsk, and Luhansk regions of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under sanctions Laws or export / import Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, the Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control (“OFAC”); (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Schedule 13E-3” has the meaning set forth in Section 3.9.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act and Canadian Securities Laws.

“Senior Notes” has the meaning set forth in Section 6.8(h).

“Shares” means the issued and outstanding common shares in the capital of the Company.

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

“Superior Proposal” means a bona fide written Acquisition Proposal that the Board in good faith determines would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company Shareholders (solely in their capacities as Company Shareholders) than the Arrangement after taking into account the likelihood of obtaining financing and regulatory approval for such proposal, the likelihood of consummating such proposal and any other factors the Board in good faith deems to be relevant; provided, however for purposes of the definition of “Superior Proposal”, the references to “20% or more” or “80%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

“Supporting Shareholders” means the Persons listed on Section 1.1(b) of the Company Disclosure Letter.

“Tax” means any and all domestic or foreign, federal, provincial, state, or local income, gross receipts, payroll, employment, excise, severance, stamp, occupation, windfall, profits, gains, recapture, customs, import or export, capital, capital stock, withholding, social security, government pension plan premiums or contributions, unemployment, health, employee health, disability, education, worker’s compensation, real (immovable) property, environmental, personal property, sales, use, license, transfer, land transfer, value added, goods and services, harmonized sales, retail, alternative or minimum taxes, estimated, or other taxes, fees, charges, duties or assessments and similar governmental charges and impositions in the nature of taxes, including any liability relating to a deemed overpayment of Taxes in respect of the CEWS under section 125.7 of the ITA and any interest, fines, additions, penalties, or other additional amounts imposed by any Governmental Authority with respect to the foregoing.

“Tax Return” means any return, declaration, election, claim for refund, designation, form, notice, report or disclosure statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed with any Governmental Authority with respect to Taxes, including any amendments, modifications, or schedules of any of the foregoing.

“Termination Fee” means $81,000,000.

“Title IV Plan” means each “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 412 or 430 of the Code or Section 302 or Title IV of ERISA under or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has any current or contingent liability or obligation.

“Transaction Documents” means collectively, this Agreement, the Plan of Arrangement and the Voting Agreements.

“TSX” means The Toronto Stock Exchange.

“VDR” has the meaning set forth in Section 1.2(m).

“Voting Agreements” means each voting and support agreements dated as of the date hereof and made among Purchaser, the Company, and each of the Supporting Shareholders.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws (including state, provincial or local Laws).

Section 1.2 Other Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any reference in a particular section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on its face to an individual who has read that reference and such representations and warranties. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. Any disclosure in any section of the Company Disclosure Letter of information that is also filed with or disclosed in any Company Report shall not be deemed a representation that there is no other information filed with or disclosed in any Company Report that would qualify the corresponding representation. All disclosures in the Company Disclosure Letter are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any party by any Person who is not a party, or give rise to any claim or benefit to any Person who is not a party.

(e) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(g) The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(h) Any reference to a party to this Agreement or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(i) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(j) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(k) A reference to any Contract shall include any modification, amendment or restatement thereof; provided, that with respect to any representation or warranty contained in this Agreement, such reference shall mean the Contract, as modified, amended or restated as of the date that such representation or warranty is made.

(l) If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(m) The phrases “made available” and “delivered,” when used in reference to anything made available to Purchaser prior to the execution of this Agreement, shall be deemed to mean uploaded to and made available to Purchaser in the online data room hosted on behalf of the Company under the name “Fortitude” (the “VDR”) not less than ten (10) hours prior to the execution of this Agreement.

(n) References to time are to local time in Montréal, Québec, and when computing any time period in this Agreement, the following rules shall apply:

(i) the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and

(ii) if such time period is not a number of Business Days, any day that is not a Business Day shall be included in the calculation of the time period; provided, however, if the day of the deadline or expiry of the time period falls on a day that is not a Business Day, the deadline or time period shall be extended to the next Business Day.

ARTICLE II

THE ARRANGEMENT

Section 2.1 Arrangement. The Company and Purchaser agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2 Implementation Steps by the Company.

(a) As promptly as reasonably practicable after the date the Company Circular is substantially complete, which the Company will use its commercially reasonable efforts to cause to occur on or before March 31, 2022, the Company will apply, in a manner reasonably acceptable to Purchaser, to the Court under Section 192 of the CBCA for an interim order (as such interim order may be amended, modified, varied or supplemented with the reasonable consent of the Company and Purchaser, the “Interim Order”), in respect of the Arrangement, as contemplated by Section 2.3, and will apply in accordance with Section 2.2(c) for an order approving the Arrangement on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) substantially in the form of Exhibit B hereto (as such order may be amended, modified, varied or supplemented at any time prior to the Effective Time with the reasonable consent of the Company and Purchaser or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court, the “Final Order”).

(b) The Company shall, subject to obtaining the Interim Order and in the manner contemplated by Section 6.1(a), convene and hold the Company Meeting, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Purchaser acting reasonably).

(c) The Company shall, subject to obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement.

(d) The Company shall, in accordance with Section 2.7 and subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be (and are capable of being) satisfied at the Closing), send to the Director appointed pursuant to Section 260 of the CBCA (the “Director”), for endorsement by and filing with the Director, the articles of arrangement (the “Articles of Arrangement”) and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

Section 2.3 Interim Order. The notice of motion for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the Arrangement Resolution shall be (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting and (ii) if required by MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, excluding Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if any (together, the “Requisite Vote”);

(c) that the Company Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement or as otherwise agreed by the parties without the need for additional approval of the Court;

(d) that, in all other respects, the terms, restrictions and conditions of the Company’s articles of amalgamation (as amended) and by-laws or equivalent organizational documents (the “Organizational Documents”) of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e) for the grant of the rights of dissent to registered Company Shareholders in respect of the Arrangement described in Article 5 of the Plan of Arrangement (the “Dissent Rights”);

(f) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g) that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment of the Company Meeting, unless consent of Purchaser is obtained; and

(h) for such other matters as Purchaser or the Company (each with the prior written consent of the other, such consent not to be unreasonably withheld or delayed) may reasonably require, subject to approval of the Court.

Section 2.4 Company Circular.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Purchaser (with Purchaser`s comments being taken into consideration with the recognition that determinations of information to be included in the Company Circular shall ultimately be determined by the Company) and otherwise in accordance with Section 6.1, the Company Circular (and any amendments thereto) together with any other documents required by applicable Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement. As promptly as reasonably practicable after obtaining the Interim Order, the Company shall cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and any other Person as required by the Interim Order and applicable Law and to be filed with applicable Governmental Authorities, as required by the Interim Order and applicable Laws and in accordance with Section 6.1, in each case, so as to permit the Company Meeting to be held by the date set forth in Section 6.1.

Section 2.5 Dissenting Shareholders. The Company shall give Purchaser (a) prompt notice of any written notice exercising or purporting to exercise Dissent Rights, withdrawals of the exercise of such rights and any other instruments given by any Company Shareholders pursuant to the CBCA and received by the Company in connection with the Arrangement or the Company Meeting, (b) prompt notice of any written communication from any Company Shareholder in opposition to the Arrangement, and (c) the opportunity to participate in all negotiations and proceedings with respect to the exercise of Dissent Rights. Without the prior written consent of Purchaser, except as required by applicable Law, the Company shall not offer to settle or make any payment prior to the Effective Time with respect to any such rights.

Section 2.6 Effects of the Arrangement on Shares, Company Options, Company DSUs, Company PSUs and Company RSUs. Each Share, Company Option, Company DSU, Company PSU and Company RSU outstanding immediately prior to the Effective Time, shall be dealt with as provided in the Plan of Arrangement, notwithstanding and without regard to the limitations contained in a Company Benefit Plan under which any Company Option, Company DSU, Company PSU or Company RSU was granted.

Section 2.7 Closing. The closing of the Arrangement and the other transactions contemplated hereby (the “Closing”) shall take place (a) by the exchange of documents by facsimile, PDF or other electronic means on the second (2nd) Business Day after which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be (and are capable of being) satisfied at the Closing, but subject to fulfillment or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Purchaser may agree in writing (the “Closing Date”); provided however, that in no event shall Purchaser be required to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred pursuant to the foregoing, in which case, Closing shall occur instead on the earlier to occur of (i) any Business Day as may be specified by Purchaser on no less than two (2) Business Days prior notice to the Company and (ii) the Business Day following the final day of the Marketing Period (subject, in the case of each of clauses (i) and (ii) to the fulfillment or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be (and are capable of being) satisfied at Closing).

Section 2.8 Court Proceedings. Subject to the terms of this Agreement, Purchaser shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by Purchaser in connection therewith. The Company shall provide Purchaser’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments, provided that all information relating to Purchaser, its Affiliates and any financing sources, as applicable, included in such materials shall be in a form and substance satisfactory to Purchaser, acting reasonably. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Purchaser to agree or consent to any increase in or variation in the form of consideration payable to the Company Shareholders or the holders of the Company Options, Company DSUs, Company PSUs or Company RSUs pursuant to the Plan of Arrangement or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Purchaser’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on the Company or its legal counsel in respect of the motion for the Interim Order or application for the Final Order (or any appeals therefrom), as well as any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate in support of the Arrangement, provided that the Company is advised of the nature of any submissions with reasonably sufficient time prior to the hearing and agrees with them, acting reasonably, and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Time, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Purchaser.

Section 2.9 Payment of Consideration. Purchaser will, following receipt by the Company of the Final Order and not later than the Business Day prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the parties, acting reasonably) sufficient funds to satisfy the aggregate consideration payable to the Company Shareholders pursuant to the Plan of Arrangement.

Section 2.10 Withholding Taxes. Purchaser, the Company, or the Depositary and any other Person that has withholding obligations with respect to any amount payable hereunder, as the case may be, shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Person hereunder, such amounts as are required to be deducted and withheld with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or other Tax Laws. To the extent that amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered to Purchaser by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in the publicly available Company Reports filed or furnished with the SEC or filed with the Canadian Securities Administrators prior to the date hereof (excluding (i) any disclosure in any risk factor section that is not an historical fact, (ii) any disclosure of risks included in any

“forward-looking statements” disclaimer or other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature), but only if, the nature and content of the applicable disclosure in such Company Reports is such that its applicability to a representation or warranty contained in this Article III would be reasonably apparent to an individual who has read such disclosure and such representation and warranty, the Company hereby represents and warrants to Purchaser that:

Section 3.1 Corporate Existence and Power. The Company is duly organized and validly existing under the CBCA. The Company has all corporate power and authority required to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. The Company is not in violation of its Organizational Documents. The Company has made available to Purchaser true, correct, and complete copies of its Organizational Documents, in each case as amended through the date hereof.

Section 3.2 Corporate Authorization.

(a) The Company has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or will at the Closing be, a party and, subject to obtaining the Requisite Vote and the Final Order, to consummate the transactions contemplated hereby and thereby and to perform each of its obligations hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement, the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board. Except for the approval of the Arrangement by the Requisite Vote in accordance with the terms of the Interim Order, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby. The Board at a duly held meeting has (i) determined that the Arrangement is fair to the Company Shareholders, (ii) determined that it is in the best interests of the Company to enter into this Agreement and the other Transaction Documents to which it is or will be a party to as of the Closing Date, (iii) approved the execution, delivery and performance of this Agreement, the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, and (iv) resolved to recommend that the Company Shareholders approve the Arrangement Resolution and directed that such matter be submitted for consideration of the Company Shareholders at the Company Meeting. The only vote of the Company Shareholders required to approve the Arrangement and the other transactions contemplated hereby is the Requisite Vote.

(b) This Agreement and the other Transaction Documents to which it is or will be a party to at or prior to the Closing Date have been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement and the Transaction Documents, as applicable, by each other party thereto, constitute legal, valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement, the other Transaction Documents, and the consummation of the transactions contemplated by this Agreement and thereby, by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) filings under the CBCA; (b) compliance with the applicable requirements of Competition Laws and the Investment Canada Act; (c) compliance with the applicable requirements of Securities Laws (including the filing of the Company Circular and, if applicable, Schedule 13E-3); (d) compliance with the applicable requirements of the rules and regulations of the TSX; (e) compliance with any applicable foreign, state or provincial securities or blue sky laws; (f) the Interim Order and Final Order; (g) the consents and/or notices listed in Section 3.3 of the Company Disclosure Letter; and (h) any such consent, approval, authorization, permit, action, filing or notification, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or under any of the other Transaction Documents.

Section 3.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with the organizational or governing documents of the Company or its Subsidiaries; (b) assuming compliance with the matters referenced in Section 3.3 and the receipt of the Requisite Vote, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (b) and (c) above, which would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 3.5 Capitalization.

(a) The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of non-voting Class A preferred shares (the “Preferred Shares”). As of the close of business on March 4, 2022 (the “Measurement Date”), there were (i) (A) 59,284,947 Shares issued and outstanding, and (B) no Preferred Shares issued and outstanding, (ii) Company Options issued and outstanding, exercisable to purchase an aggregate of 2,434,474 Shares, with a weighted average exercise price of $12.88 per Share, (iii) 454,095

Company DSUs issued and outstanding, (iv) 1,149,196 Company PSUs issued and outstanding and (v) 469,468 Company RSUs issued and outstanding. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not and will not be issued in violation of any preemptive or similar right, subscription right, purchase option, call or right of first refusal or similar right. No Subsidiaries of the Company own any Shares or any other equity securities of the Company. Except as permitted by Section 5.1(a)(iii), there are no accrued or unpaid dividends with respect to any outstanding shares of capital stock of the Company. Since the Measurement Date until the date of this Agreement, the Company has not issued any Company Securities except for Shares issued upon exercise of Company Options or settlement of Company DSUs, Company PSUs or Company RSUs, in each case that were outstanding on or prior to the close of business on the Measurement Date.

(b) Section 3.5(b) of the Company Disclosure Letter sets forth, as of the Measurement Date, a complete and correct list of (i) all outstanding Company Options, including the grant date, expiration date, the number and class of shares subject to such award, the exercise or purchase price per share, the Company Benefit Plan pursuant to which such Company Option was granted, and whether any Company Option is intended to be an “incentive stock option” (within the meaning of Section 422 of the Code), (ii) all outstanding Company DSUs, including the grant date, the number of Shares subject to each Company DSU, the Company Benefit Plan pursuant to which such Company DSU was granted, and whether such Company DSU is subject to Section 409A of the Code, (iii) all outstanding Company RSUs, the grant date, the number of Shares subject to each Company RSU, the Company Benefit Plan pursuant to which such Company RSU was granted, and whether such Company RSU is subject to Section 409A of the Code, (iv) all outstanding Company PSUs, the grant date, their performance period, the target and maximum number of Share subject to each Company PSU, the Company Benefit Plan pursuant to which such Company PSU was granted, and whether such Company PSU is subject to Section 409A of the Code.

(c) Except as set forth in the second sentence of Section 3.5(a) and Shares that may be issued upon the exercise of Company Options or the vesting and/or settlement of Company DSUs, Company RSUs or Company PSUs outstanding as of the Measurement Date or granted thereafter as permitted under Section 5.1(a)(ii) (including Section 5.1 of the Company Disclosure Letter), there are no outstanding (i) shares of capital or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital or voting securities or ownership interests of the Company or its Subsidiaries; (iii) options, warrants or other rights to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital, voting securities or securities convertible into or exchangeable for shares of capital or voting securities or ownership interests of the Company or such Subsidiary, as the case may be; (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, or other voting securities or ownership interests in, the Company, in each case, to which the Company is party; or (v) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (the items in clauses (i) through (v) collectively, “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no preemptive rights, rights of first refusal or anti-dilution rights of any kind which obligate the

Company or any of its Subsidiaries to sell, issue or deliver any Company Securities based on actions that are outside of the Company’s control. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or any of its Subsidiaries.

(d) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company Shareholders may vote are outstanding.

Section 3.6 Subsidiaries.

(a) Section 3.6(a)(i) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company and for each Subsidiary (i) its name and jurisdiction of organization and (ii) its form of organization. The Company owns, directly or indirectly, all of the outstanding capital stock of each of the Company’s Subsidiaries. Neither the Company nor any of the Subsidiaries of the Company, directly or indirectly, owns any equity interests in any Person other than the Subsidiaries of the Company.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries has all corporate or similar power and authority required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company’s Subsidiaries is in violation of its organizational documents in any material respect.

(c) All equity interests of any Subsidiary of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, subscription rights, purchase option, call, or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than Permitted Liens.

Section 3.7 Reports and Financial Statements; Securities Laws.

(a) The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC and the Canadian Securities Administrators since January 1, 2020 (all such forms, reports, statements, certificates and other documents filed since January 1, 2020, with any amendments thereto, collectively, the “Company Reports”), each of which, including any financial statements included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of Securities Laws as of the date filed with the SEC or the Canadian Securities Administrators, as applicable. None of the Company’s Subsidiaries is required to file any continuous or periodic reports with the SEC or any of the Canadian Securities Administrators. None of the Company Reports contained, when filed with the SEC or the Canadian Securities Administrators, as applicable, or, if amended, as of the date of such amendment, any untrue statement of a material fact or “misrepresentation” (as defined under the Securities Act (Québec) and any other applicable Canadian Securities Laws) or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff or the staff of any of the Canadian Securities Administrators with respect to the Company Reports.

(b) The consolidated historical financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) fairly present, in all material respects, the Company’s consolidated earnings, consolidated comprehensive income, consolidated changes in equity, consolidated cash flows and consolidated financial position for the respective fiscal periods or as of the respective dates set forth therein (subject, in the case of the unaudited statements, to the absence of notes and normal year-end audit adjustments). Such consolidated financial statements (including the related notes) complied, as of the date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC and the Canadian Securities Administrators, as applicable, with respect thereto and each of such financial statements (including the related notes) was prepared in accordance with IFRS consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, subject to normal year-end adjustments.

(c) Management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to (A) ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (B) provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports to be filed or submitted by it under Securities Laws is recorded, processes, summarized and reported within the time periods required by applicable Securities Laws, (ii) has implemented and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management of the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board (x) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the Knowledge of the Company, no events, facts or circumstances have arisen or become known since January 1, 2020 of the type referred to in clauses (ii)(x) or (ii)(y) of the immediately preceding sentence.

(d) The Company has not filed any confidential material change report which at the date of this Agreement remains confidential. Neither the Company nor any of its Subsidiaries is subject to any ongoing proceeding by any securities regulatory authority or securities commission (including the SEC or any of the Canadian Securities Administrators) or the TSX and, to the Knowledge of the Company, no such proceeding is threatened.

Section 3.8 Undisclosed Liabilities. Except (a) for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company (including the notes thereto) for the year ended December 31, 2020 included in the Company Reports, (b) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020, (c) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, (d) for liabilities incurred in connection with the execution of this Agreement and the transactions contemplated hereby, or (e) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability that would be required by IFRS, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto).

Section 3.9 Disclosure Documents. The management information circular of the Company to be prepared by the Company in connection with seeking the Requisite Vote at the Company Meeting (the “Company Circular”) and, if applicable, the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), as each may be amended or supplemented, to be filed by the Company with the SEC and the relevant Canadian securities regulatory authorities (the “Canadian Securities Administrators”), will not, at the date it is filed with the SEC and the Canadian Securities Administrators, or, in the case of the Company Circular, at the time it is first mailed to the Company Shareholders, or at the time of the Company Meeting, contain any untrue statement of a material fact or “misrepresentation” (as defined under the Securities Act (Québec) and any other applicable Canadian Securities Laws) or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause each of the Company Circular, the Schedule 13E-3 (if applicable) and each related filing of the Company with the SEC and the Canadian Securities Administrators to comply as to form, in all material respects, with the applicable requirements of Securities Laws and the Interim Order as of the date of such filing. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in the Company Circular, the Schedule 13E-3 (if applicable) or such related filings based on information supplied by Purchaser or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.10 Absence of Certain Changes or Events. Since December 31, 2020, (a) no Change has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (b) as of the date of this Agreement, except as required by applicable Law or as required to comply with or implement any COVID-19 Measures, the Company and each of its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice in all material respects (except for actions taken in connection with this Agreement).

Section 3.11 Litigation. Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, litigations, suits or governmental or regulatory investigations (a “Proceeding”) of any nature against the Company or any of its Subsidiaries (or their respective properties or assets) except for Proceedings which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there have been no such Proceedings in the past three (3) years. None of the Company, its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree, ruling, award, writ, regulatory restriction or any other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of any Governmental Authority or arbitrator (“Order”) specifically imposed upon the Company, its Subsidiaries or their respective properties or assets, except for any Order which (i) has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected, individually or in the aggregate to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or under any of the other Transaction Documents.

Section 3.12 Taxes. Except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (other than the representations and warranties contained in Section 3.12(o) and Section 3.12(r), to which the “Material Adverse Effect” qualifier shall not apply):

(a) all Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time to file granted or obtained) and any such filed Tax Returns are true, correct and complete;

(b) the Company and its Subsidiaries have fully and timely paid all Taxes which are due and payable (whether or not shown to be due on the Tax Returns referred to in Section 3.12(a)), including installments for Taxes, other than Taxes that are not yet due and payable or that are being contested in good faith through appropriate proceedings and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with IFRS in the most recent financial statements contained in the Company Reports, and since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred, or accrued, other than in the ordinary course of business;

(c) all amounts of Tax required to be withheld or collected by the Company and its Subsidiaries have been duly and timely withheld or collected and have been or will be paid or remitted over to the appropriate Governmental Authority;

(d) no deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any Subsidiary, except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with IFRS;

(e) no audit, reassessment, investigation, examination, litigation, or other proceeding (whether civil, criminal, or administrative) by any Governmental Authority is pending or, to the Company’s Knowledge, has been threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries;

(f) other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course, neither the Company nor any Subsidiary of the Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes, which period (after giving effect to such waiver or extension) has not yet expired;

(g) neither the Company nor any of its Subsidiaries is required to make any disclosure to the Internal Revenue Service with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code;

(h) there are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(i) neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (ii) has any liability for the Taxes of any Person other than the Company or any of its Subsidiaries pursuant to Section 160 of the ITA or Section 1.1502-6 of the Treasury Regulations promulgated under the Code (or any similar provision of U.S. state or local or non-U.S. Law) as a transferee or successor, or otherwise by operation of Law;

(j) neither the Company nor any of its Subsidiaries will be required to include any item of income or gain or exclude any item of deduction or loss from taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any similar provision of applicable Law) executed prior to the Closing, (iii) deferred intercompany gain or excess loss account under Section 1502 of the Treasury Regulations promulgated under the Code (or any similar provision of applicable Law) in connection with a transaction consummated on or prior to the Closing Date, (iv) installment sale or open transaction disposition consummated on or prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to Closing Date outside the ordinary course of business or (vi) application of Section 965 of the Code;

(k) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 or 361 of the Code;

(l) neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that country;

(m) neither the Company nor any of its Subsidiaries has deferred Taxes or claimed any Tax credits under any applicable Law enacted, implemented or issued in response to COVID-19;

(n) no facts, circumstances or events exist or have existed that have resulted in or may result in the application to the Company or its Subsidiaries of sections 78, 80, 80.01, 80.02, 80.03, 80.04 of the ITA;

(o) the Shares are not “taxable Canadian property” within the meaning of the ITA; and

(p) neither the Company nor any of its Subsidiaries has any liability under escheat or unclaimed or abandoned property Laws;

(q) no claim has been made by any Governmental Authority in writing in a jurisdiction in which the Company or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is, or may be, subject to taxation by that jurisdiction; and

(r) the Company is not, and has never been, a “passive foreign investment company” within the meaning of Section 1297 of the Code.

Section 3.13 Employee Benefits.

(a) With respect to each Employee Benefit Plan (other than any Multiemployer Plan) and each stock purchase, stock option, equity or equity-based, severance, employment, consulting, change in-control, retention, bonus, incentive, deferred compensation, pension, supplemental pension, retirement, savings, health, welfare, and other benefit or compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any Company Employee has any present or future right to benefits, or which is maintained or required to be contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any present or future liability, whether actual or contingent, including on account of an ERISA Affiliate, excluding any statutory benefit plans sponsored or maintained solely by a Governmental Authority which the Company or any of its Subsidiaries is required to participate in or comply with (the “Company Benefit Plans”), there is no Proceeding or other claim pending or, to the Knowledge of the Company, threatened, and no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any Proceeding, claim, Tax, penalty or liability (other than a claim for benefits in the ordinary course of business) that have not had and would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Benefit Plan has been established, registered, invested, operated, funded and administered in accordance with its terms and in compliance with all applicable requirements of Law, except as would not subject the Company or any of its Subsidiaries to any liability that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse

Effect. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there have been no nonexempt “prohibited transactions” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code). Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan that is subject to ERISA.

(b) With respect to each Title IV Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no reportable event (within the meaning of Section 4043 of ERISA) has occurred, or is expected to occur; (ii) the minimum funding standard under Section 430 of the Code has been satisfied and there have been no waivers or extensions thereof; (iii) no Title IV Plan has been or is considered to be in “at risk” status under Section 430 of the Code or has been required to apply any of the funding-based limitations under Section 436 of the Code; (iv) no event has occurred or circumstances exist that could result in a liability under or with respect to Section 4069 of ERISA; and (v) no Title IV Plan is in the process of being terminated. With respect to each Multiemployer Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) except as set forth on Section 3.13(b)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred or is reasonably expected to incur (whether or not asserted), or has or may have any liability as a result of, a complete withdrawal or a partial withdrawal (as defined in Section 4203 or 4205 of ERISA, respectively); (ii) no Multiemployer Plan is in endangered, critical or critical and declining status (within the meaning of Section 432 of the Code or Section 305 of ERISA); and (iii) no Multiemployer Plan is in or is expected to be in insolvency, has undergone or is expected to undergo a mass withdrawal or has filed a notice of termination (or treatment of a plan amendment as termination) under Section 4041A of ERISA. The obligation of the Company or any of its Subsidiaries to contribute to each Canadian Multi-Employer Plan is limited to a fixed amount set out in one or more Labor Agreements or other participation or trust Contract.

(c) Except as contemplated by the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement), neither the execution of this Agreement nor the completion of the transactions contemplated hereby (individually or together with the occurrence of any other event) will result in (i) the payment to any Company Employee of any money or other property, (ii) the increase in the amount of compensation or benefits due to any Company Employee, (iii) the acceleration of vesting, funding or time of payment of any compensation or benefits or the provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Company Employee, or (iv) an excess parachute payment within the meaning of Code Section 280G.

(d) Section 3.13(d) of the Company Disclosure Letter sets forth a list of all material Company Benefit Plans. The Company has made available to Purchaser true and complete copies of all material Company Benefit Plans, including current plan documents (or if unwritten, summaries of their material terms), the most recent determination letter received from the IRS, the most recent actuarial reports, and any material non-routine correspondence from the Governmental Authority related to a Company Benefit Plan in the past three (3) years.

(e) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code, or receive preferential Tax treatment, has timely received a favorable determination letter from the IRS or other Governmental Authority that such Company Benefit Plan is so qualified or can receive such preferential Tax treatment, and each trust established in connection with such Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the qualified status or preferential Tax treatment of any such Company Benefit Plan or the exempt status of any such trust.

(f) Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such Company Benefit Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(g) No Company Employee has any right (whether fixed or contingent) to receive any material Tax gross-up with respect to Section 409A or 4999 of the Code.

(h) No Canadian Benefit Plan (other than any Multiemployer Plan), is (i) a “retirement compensation arrangement” within the meaning of subsection 248(1) of the ITA; (ii) an “employee life and health trust” within the meaning of subjection 248(1) of the ITA; or (iii) a “health and welfare trust” within the meaning of Canada Revenue Agency Income Tax Folio S2-F1-C1.

(i) Except as set forth on Section 3.13(i) of the Company Disclosure Letter, each Canadian Benefit Plan (other than any “multiemployer plan” within the meaning of ERISA Section 3(37) or within the meaning of any other applicable Law) which is a funded plan is fully funded on both a going concern and a solvency basis pursuant to the actuarial assumptions and methodology utilized in the most recent actuarial valuation therefor.

Section 3.14 Labor and Employment.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect for the Company and its Subsidiaries (i) the Company and its Subsidiaries have properly classified their independent contractors and other non-employee service providers as such for all applicable purposes, including for purposes of withholding of Taxes, employment Taxes and employment Law, and neither the Company nor any of its Subsidiaries has incurred any liability arising under the Fair Labor Standards Act or any similar Law, and (ii) the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, and other compensation that have come due and payable to the Company Employees under applicable Law, Contract or company policy.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, health and safety, immigration, harassment, discrimination or retaliation, whistleblowing, disability, equal opportunity, closures and layoffs (including the WARN Act), labor relations, workman’s compensation, COVID-19, and wages and hours (including the classification of independent contractors and exempt and non-exempt employees). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect for the Company and its Subsidiaries, there is no, and in the past three (3) years there has not been any, material (i) unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other similar Governmental Authority, or (ii) Proceeding or any administrative charge or court complaint against the Company or any of its Subsidiaries concerning workman’s compensation, alleged employment discrimination or other employment related matters or breach of any Law or Contract pending or, to the Knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter, the Company and its Subsidiaries are neither party to, nor bound by, any Labor Agreement and no employees of the Company or its Subsidiaries are represented by any Labor Organization with respect to their employment with the Company or its Subsidiaries. In the past three (3) years, (i) no Labor Organization or group of employees of the Company or its Subsidiaries has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened (ii) to the Knowledge of the Company, there have been no labor organizing activities with respect to any employees of the Company or its Subsidiaries, and (iii) there has been no actual or, to the Knowledge of the Company, threatened strikes, lockouts, work stoppages, slowdowns, picketing, handbilling, material labor grievances or arbitrations or other material labor disputes against the Company or its Subsidiaries. With respect to the transactions contemplated hereby, the Company and its Subsidiaries have satisfied in all material respects any notice, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Law or Labor Agreement.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, no Company Employee is in any material respect in violation of any term of any employment agreement, restrictive covenant or other obligation: (i) owed to the Company or its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or its Subsidiaries.

(e) The Company and its Subsidiaries have reasonably investigated all sexual harassment or other discrimination allegations against any officer, director, executive, management-level or supervisory employee of which any of them is aware. With respect to each such allegation with potential merit, the Company and its Subsidiaries have taken reasonable corrective action, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.15 Compliance With Laws.

(a) Each of the Company and its Subsidiaries is, and at all times since January 1, 2020 has been, in compliance with all Laws applicable to the Company and its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice since January 1, 2020 through the date hereof that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to, individually or in the aggregate, (A) have a Material Adverse Effect or (B) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or under any of the other Transaction Documents.

(b) Each of the Company and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancellation of, any such Governmental Authorizations, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) In the last five (5) years, none of the Company, its Subsidiaries, their directors or officers or, to the Company’s Knowledge, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated any applicable anti-money laundering Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to violations of applicable anti-money laundering Laws. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, directors, officers, employees, agents and representatives acting on behalf of the Company and its Subsidiaries with applicable anti-money laundering Laws.

(d) In the last five (5) years, none of the Company, its Subsidiaries, their directors or officers or, to the Company’s Knowledge, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries), or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has been or is currently (A) a Sanctioned Person, (B) organized, resident or located in a Sanctioned Country, (C) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of applicable Laws, (D) violated any applicable sanctions, export control, anti-boycott, customs Laws, including requirements of imported merchandise for duty rates or other special treatment, or (E) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to violations of applicable sanctions, export control, anti-boycott, or customs Laws. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, directors, officers, employees, agents and representatives acting on behalf of the Company and its Subsidiaries with applicable sanctions, export control, anti-boycott, and customs Laws.

(e) In the last five (5) years, none of the Company, its Subsidiaries, their directors or officers or, to the Company’s Knowledge, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or, (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated applicable Anticorruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corrupt Practices Act of 1977) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of applicable Anticorruption Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to violations of applicable Anticorruption Laws. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, directors, officers, employees, agents and representatives acting on behalf of the Company and its Subsidiaries with applicable Anticorruption Laws.

Section 3.16 Environmental, Health and Safety Matters. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Company and its Subsidiaries is, and for the last three (3) years has been, in compliance with all Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits required under Environmental Laws, (b) none of the Company or its Subsidiaries are subject to any pending or, to the Company’s Knowledge, threatened Proceeding, or in the last three (3) years have received any notice, report, or other information, in each case, relating to any actual or alleged violation of, or liability under, any Environmental Law, (c) none of the Company or its Subsidiaries have manufactured, distributed, marketed, sold, treated, stored, released, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case, so as to give rise to liability pursuant to any Environmental Law, and (d) none of the Company or its Subsidiaries have assumed, undertaken, become subject to, or provided an indemnity with respect to any liability of any other Person relating to Environmental Laws.

Section 3.17 Intellectual Property Rights.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the Knowledge of the Company, (A) the Company or one of its Subsidiaries exclusively owns all Company IP, free of all Liens other than Permitted Liens, (B) the Company and its Subsidiaries have a valid license, or otherwise have a right to use, free of all Liens other than Permitted Liens, all Intellectual Property material to or used in the operation of the businesses of the Company and its Subsidiaries as currently conducted, and (C) the Company IP is valid, subsisting, and enforceable, and (ii) the Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality of the material Trade Secrets included in the Company IP. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any Subsidiary has disclosed or authorized to be disclosed (and no condition exists that would reasonably be expected to require the disclosure of) any material Trade Secrets to any other Person, other than employees or other service providers of the Company or its Subsidiaries solely for purposes of providing services to the Company and its Subsidiaries and (ii) all such employees or service providers have executed a written contract providing for the confidentiality of all material Trade Secrets included in the Company IP, or in the case of service providers who are professional advisors, such Persons are bound by professional obligations and duties of confidentiality toward the Company and its Subsidiaries. To the Knowledge of the Company, no such employee has breached any such contract, or obligation and duty.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the Knowledge of the Company, no material Intellectual Property owned by the Company and its Subsidiaries is being, or has during the past two (2) years been, infringed, misappropriated or otherwise violated by any third party; (ii) to the Knowledge of the Company, neither the conduct of the Company nor of any Subsidiary of the Company is infringing, misappropriating or otherwise violating, or has during the past two (2) years infringed, misappropriated, or violated, any Intellectual Property of any third party; and (iii) there is, and during the past two (2) years has been, no pending or, to the Knowledge of the Company, threatened Proceeding, and neither the Company or any Subsidiary has sent or received any notice or claim, regarding any of the matters described in clauses (i) or (ii), any Privacy Requirement, or the ownership, validity, enforceability or registrability of, or use by, the Company or any Subsidiary of any material Company IP.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) as of the date hereof and the Closing, the Company and its Subsidiaries have been and are in material compliance with all (A) privacy policies of the Company and its Subsidiaries or Laws, contractual obligations to which they are bound, and applicable Laws, in each case applicable to privacy, data protection, or the access, collection, disclosure, use and protection and other processing (“Processing”) of “personally identifiable information” or similar terms as defined under applicable Laws (collectively, “Privacy Requirements”); (ii) the Company and its Subsidiaries have established commercially reasonable security programs that are designed to protect (A) the security, confidentiality and integrity of transactions executed through their information technology systems, and of all confidential and proprietary data and personally identifiable information maintained or Processed by the Company or any of its Subsidiaries and (B) against unauthorized access to their information technology systems or other Security Incidents; and (iii) during the past three (3) years, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has suffered (or sent or received any notices in connection with) any (A) security breach (including theft, exfiltration, or unauthorized Processing by any Person) of, or phishing incidents affecting, their information technology systems, including with respect to the data used in or Processed by the businesses of the Company or its Subsidiaries or the information technology systems used in the businesses of the Company or its Subsidiaries or any Trade Secret (collectively, “Security Incidents”), or (B) failures, breakdowns, continued substandard performance, or other adverse events that disrupted any information technology systems.

Section 3.18 Properties.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a list of all Company Real Property by reference to their municipal address. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) The Company or a Subsidiary thereof has good and marketable, indefeasible fee simple title to the Company Real Property free and clear of all Liens, except Permitted Liens, (ii) neither the Company or any Subsidiary thereof owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose of or lease any Company Real Property or any material portion thereof or interest therein and (iii) there is no condemnation, expropriation or other proceeding in eminent domain pending, or to the Knowledge of the Company, threatened, affecting any Company Real Property or any portion thereof or interest therein.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary thereof has a valid leasehold interest in all real (immovable) property leased, licensed, or occupied by the Company or a Subsidiary thereof, (ii) the Company Real Property together with the lands and premises under the Leases (the “Leased Property”) comprise all of the real property owned, leased or otherwise used in the ordinary course of business by the Company or any Subsidiary thereof and (iii) all buildings, structures, improvements and fixtures included in the Company Real Property and Leased Properties are in good condition and repair, sufficient for the operation of the business of the Company or the applicable Subsidiaries thereof.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary thereof has good title to all of the assets of the Company and its Subsidiaries, including all assets reflected in the most recent consolidated balance sheet of the Company included in the Company Reports or acquired after the date of such balance sheet (except for such assets that have been sold or otherwise disposed of since such balance sheet date in the ordinary course of business after the date hereof in compliance with Section 3.18). The Company or a Subsidiary owns all such owned material assets free and clear of all Liens, other than Permitted Liens.

Section 3.19 Insurance Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (a) the insurance policies maintained by the Company and its Subsidiaries provide insurance in such amounts and against such risks as are customary and adequate for companies of similar size and operating in the same industry and jurisdictions as the Company and its Subsidiaries; (b) such insurance policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and all premiums due with respect to all such policies have been paid; and (c) neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any such insurance policy.

Section 3.20 Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or Person except Morgan Stanley & Co. LLC and National Bank Financial Inc. (each, a “Financial Advisor”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from the Company in connection with any of the transactions contemplated hereby. The Company has, prior to the execution and delivery of this Agreement, made available to Purchaser a true, correct and complete copy of the Company’s engagement letters relating to the transactions contemplated hereby with the Financial Advisors in effect on the date hereof.

Section 3.21 Opinions of Financial Advisors. Each Financial Advisor has delivered to the Board an opinion to the effect that, as of the date hereof, the consideration to be received by holders of Shares (other than holders of Shares that are Affiliates of Purchaser or holders of Shares being contributed to Purchaser in connection with the Arrangement) pursuant to the Arrangement is fair, from a financial point of view, to such holders.

Section 3.22 Anti-Takeover Provisions. None of the Company, this Agreement, the Arrangement or any of the other transactions contemplated hereby is subject to any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company, assuming compliance with MI 61-101, if applicable.

Section 3.23 Material Contracts.

(a) Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that would be required to be filed by the Company as a “material contract” under Section 12.2 of National Instrument 51-102 –Continuous Disclosure Obligations;

(ii) that contains any provision that materially limits or restricts (or purports to materially limit or restrict) the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, in each case, other than the Organizational Documents of the Company and its Subsidiaries;

(iii) other than solely among direct or indirect wholly-owned Subsidiaries of the Company, relating to the creation, incurrence, assumption or guarantee of Indebtedness of the Company and its Subsidiaries in a principal amount that exceeds $2,500,000;

(iv) that is a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company, its Subsidiaries or their respective Affiliates, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(v) that (A) limits in any material respect either the type of business in which the Company and its Subsidiaries and their respective Affiliates may engage or the manner or locations in which any of them may so engage in any business, or (B) grants “most favored nation” status in a manner that would materially restrict or affect the future business activity of the Company and its Subsidiaries, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vi) that grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any ownership interest of the Company or its Subsidiaries or any business or assets of the Company and its Subsidiaries, taken as a whole, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vii) that obligate the Company or any of its Subsidiaries to make any (or any series of related) capital commitment or capital expenditure (excluding capitalized salaries) in excess of $2,500,000, individually after the date hereof through September 1, 2022 or $2,500,000 individually thereafter;

(viii) that requires by its terms the payment or delivery of cash or other consideration by or to the Company and/or its Subsidiaries in an amount having an expected value in excess of $3,500,000 in the fiscal year ending December 31, 2022 or in any fiscal year thereafter and cannot be cancelled by the Company and/or its Subsidiaries without penalty or further payment without more than 90 days’ notice;

(ix) with any director, officer, employee or individual service provider of the Company or Subsidiary that (i) provides for annual base compensation in excess of $250,000, (ii) provides for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the transactions contemplated by this Agreement, or (iii) otherwise restricts the Company’s or a Subsidiary’s ability to terminate the employment or engagement of such service provider at any time for any reason or no reason without more than 30 days’ prior notice and without penalty or liability;

(x) that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any material joint venture, limited liability company, partnership or other similar arrangement (other than any partnership or entity that is wholly owned by the Company or any direct or indirect wholly owned Subsidiary thereof);

(xi) that is a Labor Agreement;

(xii) any agreement with (A) the top 20 customers with respect to the Company and its Subsidiaries, taken as a whole, determined by the dollar amount of revenue earned by the Company and its Subsidiaries for the 12 month-period ended December 31, 2021 or (B) the top 10 largest suppliers and vendors of the Company and its Subsidiaries, taken as a whole, as determined by the total amounts spent by the Company and its Subsidiaries, during the 12 month period ended December 31, 2021;

(xiii) that is an agreement under which the Company or any Subsidiary has granted or received a material license to any Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole (other than (A) “off the shelf” licenses for unmodified, commercially available software, and (B) non-exclusive licenses of Company IP granted by the Company or one of its Subsidiaries in the ordinary course of business); or

(xiv) that (A) relates to the acquisition, disposition or similar business combination transaction of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which (x) any material earn-out or deferred or contingent payment obligations remain outstanding or (y) a material claim for indemnification may still be made against the Company or any of its Subsidiaries (excluding for breaches of representations and warranties), or (B) relates to any pending acquisition, disposition or similar business combination transaction (whether by merger, sale of stock, sale of assets or otherwise), in each case where the consideration is in excess of $2,500,000.

Each Contract constituting any of the foregoing types of Contract (whether or not listed on Section 3.23(a) of the Company Disclosure Letter) is referred to as a “Material Contract”.

(b) A true and complete copy of each Material Contract has been made available to Purchaser. Except for expirations in the ordinary course and in accordance with the terms of such Material Contract, each Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company or its Subsidiaries, as applicable, in accordance with its terms, except as may be limited by the Enforceability Exceptions and except where the failure of such Material Contract to be enforceable would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no breach or default under any such Material Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of any Material Contract except where the failure of such Material Contract to be valid or enforceable would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.24 Related Party Transaction. Except for arrangements or other relationships solely between the Company and its wholly-owned Subsidiaries or any ordinary course arm’s-length employment or post-employment arrangements, neither the Company nor any Subsidiary thereof is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Subsidiary thereof, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Subsidiary thereof or owns or has any interest in any of their respective properties or assets.

Section 3.25 Collateral Benefits. To the Knowledge of the Company, other than as set forth in Section 3.25 of the Company Disclosure Letter, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, who may be receiving a collateral benefit (as defined for the purposes of MI 61-101) beneficially owns or exercises control or direction over 1% or more of the outstanding Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company that:

Section 4.1 Corporate Existence and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of British Columbia and has all corporate or similar power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder.

Section 4.2 Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement, the other Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Purchaser. No corporate proceedings other than those previously taken or conducted on the part of Purchaser are necessary to approve this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby. This Agreement and the other Transaction Documents to which it is or will be a party to at or prior to the Closing Date have been duly and validly executed and delivered by Purchaser and, assuming the due and valid execution and delivery of this Agreement and the other Transaction Documents, as applicable, by each other party thereto, constitute legal, valid and binding agreements of Purchaser enforceable against Purchaser in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 4.3 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement, the other Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) filings under the CBCA; (b) compliance with the applicable requirements of Competition Laws and the Investment Canada Act; (c) compliance with the applicable requirements of Securities Laws (including the filing of, if applicable, the Schedule 13E-3) and the applicable requirements of the rules and regulations of the TSX; (d) compliance with any applicable foreign, state or provincial securities or blue sky laws (e) the Interim Order and Final Order; (f) the consents and/or notices listed in Section 4.3 of the Company Disclosure Letter; and (g) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transaction contemplated hereby or under any of the other Transaction Documents.

Section 4.4 Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with the organizational documents of Purchaser, (b) assuming compliance with the items specified in Section 4.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Purchaser or any of its properties or assets, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or any event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation or acceleration of any right or obligation of Purchaser or to a loss of any material benefit to which Purchaser is entitled under any Contract, except in the case of clauses (b) and (c) above only, which would not individually or in the aggregate reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.5 Disclosure Documents. None of the information supplied or to be supplied by Purchaser or any of its Affiliates specifically for inclusion in the Company Circular, the Schedule 13E-3 (if applicable) or any other filing by the Company with the SEC or the Canadian Securities Administrators, in each case, as may be amended or supplemented, will, at the time it is filed with the SEC or the Canadian Securities Administrators, or, in the case of the Company Circular or any other document required to be mailed to the Company Shareholders under applicable Securities Laws in connection with the transactions contemplated hereby, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or “misrepresentation” (as defined under the Securities Act (Québec) and any other applicable Canadian Securities Laws) or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Litigation. There is no Proceeding pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser which would individually or in the aggregate reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or the compliance by Purchaser with its obligations under this Agreement. There is no Order outstanding against Purchaser that is material to Purchaser.

Section 4.7 Financing. Purchaser has delivered to the Company true and complete copies, as of the date hereof, of (a) a fully executed commitment letter and fee letter (other than any information to redacted in such letter in a manner described below), dated as of the date hereof, among Purchaser (or its Affiliate) and the lenders party thereto (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.8, the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms thereof, to lend in the amounts set forth therein (the “Debt Financing”), and (b) fully executed equity commitment letters, dated as of the date hereof, between Purchaser and the Guarantors (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 6.8, the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the date hereof, (A) none of the Financing Commitments has been amended or modified (and, to the knowledge of Purchaser, no such amendment or modification is contemplated), and (B) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect (and, to the Knowledge of Purchaser, no such withdrawal, termination or rescission is contemplated). As of the date hereof, each of the Equity Financing Commitments, in the form so delivered, is in full force and effect as of the date hereof and is a legal, valid and binding obligation of Purchaser and, to the Knowledge of Purchaser, the other parties thereto. As of the date hereof, each of the Debt Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the Knowledge of Purchaser, the other parties thereto, enforceable in accordance with its terms against Purchaser and, to the Knowledge of Purchaser, the other parties thereto (except as such enforceability may be limited by the Enforceability Exceptions). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Financing Commitments. Other than as expressly set forth in the Financing Commitments, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing (including any market “flex” provisions) pursuant to any agreement relating to the Financing to which Purchaser or its Affiliates is a party. As of the date hereof and assuming the accuracy of all representations and warranties of the Company in this Agreement and compliance by the Company with its agreements hereunder, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Purchaser has fully paid, or caused to be fully paid, any and all commitment and other fees required by the terms of the Financing Commitments to be paid on or before the date hereof. Subject to the completion of the Marketing Period and the satisfaction of the conditions to Closing set forth in Article VII, assuming the accuracy of the Company’s representations and warranties contained herein and assuming the Equity Financing is funded in accordance with the Equity Financing Commitments and the Debt Financing is funded in full in accordance with the Debt Financing Commitments, the proceeds from the Financing will, in the aggregate, be sufficient for Purchaser to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement, including the cash payment to fund the Arrangement as described in Article 3 of the Plan of Arrangement, and to pay all related expenses payable by it in connection with such transactions (such amounts collectively, “Required Amount”). Except for the fee letter referred to above, a complete copy of which has been provided to the Company (with only fee amounts, other economic terms and the “market flex” provisions contained therein redacted) and customary engagement letters and fee credit letters with respect to the Debt Financing (none of which (i) reduces the amount of the Debt Financing below the amount required to satisfy the Required Amount (after taking into consideration the amount of the Equity Financing), (ii) imposes any new condition or otherwise adversely amends, modifies or expands any conditions precedent to the Debt Financing or (iii) materially affects, delays or impedes the availability of the Financing), there are no side letters or other contracts or arrangements to which Purchaser or any of its Affiliates is a party related to the funding of the Financing, other than as expressly contained in the Financing Commitments delivered to the Company on or prior to the date of this Agreement.

Section 4.8 Guarantees. Concurrently with the execution of this Agreement, Purchaser has delivered to the Company the limited guarantees of each of (A) Clearlake Capital Partners V, L.P., (B) Clearlake Capital Partners V (USTE), L.P., (C) Clearlake Capital Partners V (Offshore), L.P., (D) Clearlake Capital Partners VII, L.P. and (E) Clearlake Flagship Plus Partners Master Fund, L.P. (the “Guarantors”) with respect to certain matters on the terms specified therein (the “Guarantees”). Each of the Guarantees is in full force and effect, and is a legal, valid and binding obligation of the applicable Guarantor.

Section 4.9 Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations and will have no assets other than as contemplated herein, including in connection with arranging the Financing.

Section 4.10 Solvency. Assuming that (a) the conditions to the obligation of Purchaser to consummate the Arrangement set forth in Section 7.1 and Section 7.2 have been satisfied or waived and (b) the accuracy of the representations and warranties of the Company in Article III, then immediately following the Effective Time and after giving effect to all of the transactions contemplated hereby, including the Debt Financing, the payment of the aggregate consideration under the Plan of Arrangement and payment of all related fees and expenses, the Company and its Subsidiaries, when taken as a whole on a consolidated basis will, (i) have property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (ii) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (iii) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (iv) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

Section 4.11 No Interest in Competitors. As of the date hereof, none of Purchaser, Guarantors, or Guarantors’ controlled Affiliates owns more than ten percent (10%) of the voting equity in any Person that derives its revenues from a line of business within any material lines of business in which the Company is engaged that is reasonably expected to have an adverse effect on the ability of Purchaser to consummate the Arrangement and the other transactions contemplated hereby in a timely manner in accordance with the terms hereof.

Section 4.12 Adequate Access and Investigation. Purchaser acknowledges that it and its Representatives and applicable Affiliates (i) have received adequate access to (A) such books and records, facilities, properties, premises, equipment, contracts and other properties and assets of the Company and its Subsidiaries which they and their Representatives and such Affiliates have desired or requested to see or review and (B) the VDR, (ii) have had adequate opportunity to meet with the officers and employees of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and (iii) have had an opportunity to make such legal, factual and other inquiries and investigation as they deem necessary, desirable or appropriate with respect to the Company and the Company Subsidiaries.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME

Section 5.1 Conduct of the Company and Subsidiaries.

(a) Except for matters set forth in Section 5.1(a) of the Company Disclosure Letter, as otherwise expressly contemplated by or specifically provided in this Agreement or the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement), as consented to in writing by Purchaser (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law or to comply with, or implement, any applicable COVID-19 Measures, from the date hereof until the Effective Time, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their respective reasonable best efforts to, (a) conduct their respective businesses in the ordinary course consistent with past practice in all material respects, (b) preserve intact in all material respects its business organization, and their existing relationships with Persons having material business relationships therewith, and (c) comply with all applicable Law in all material respects. Without limiting the generality of the foregoing, and except for matters set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly contemplated or expressly permitted by this Agreement or the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement), as required by applicable Law or to comply with, or implement, any applicable COVID-19 Measures, without the prior written consent of Purchaser (which consent shall not be unreasonably conditioned, withheld or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(i) amend or otherwise change the Company’s Organizational Documents or amend or otherwise change the Organizational Documents of the Subsidiaries of the Company;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or acceleration of the vesting of, any shares of capital stock of any class of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, any phantom interest) of the Company or any of its Subsidiaries, or any Company Securities, except for (1) the issuance of Shares pursuant to the exercise of Company Options or the vesting and/or settlement of Company DSUs, Company RSUs or Company PSUs, outstanding on the date hereof (in accordance with their terms), (2) the granting of Company Options, Company DSUs, Company RSUs or Company PSUs to directors or employees of the Company or any of its Subsidiaries or other service providers of the Company or any of its Subsidiaries as set forth in Section 5.1(a)(ii) of the Company Disclosure Letter or (3) any of the foregoing actions involving only the Company and its wholly owned Subsidiaries;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (1) dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its wholly owned other Subsidiaries or (2) regular quarterly dividends in an amount per share of the Company Securities no greater than the quarterly dividend declared and paid by the Company during the fiscal quarter ended December 31, 2021 and with the timing of the declaration, record and payment dates in any given quarter consistent with such timings for the comparable quarter in the prior fiscal year; provided, however, if a record date or payment date with respect to such a regular quarterly dividend declared prior to the Closing would occur after the Closing, such record date or payment date may be accelerated so that it occurs prior to the Closing;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(v) (1) acquire (including by merger, consolidation, amalgamation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, the purchase price of which is in excess of $15,000,000 per acquisition or $25,000,000 in the aggregate; (2) except for borrowings under existing revolving credit facilities for working capital purposes or to fund acquisitions permitted under clause (1) of this Section 5.1(a)(v), incur any indebtedness for borrowed money or issue any debt securities (other than intercompany indebtedness among the Company and any of its wholly-owned Subsidiaries) or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (other than a Subsidiary of the Company), or make any loans or advances, or grant any Lien in any of its assets excluding trade credit in the ordinary course of business; (3) enter into any contract or agreement other than in the ordinary course of business, except such contracts or agreements as may be permitted by any other clause of this Section 5.1(a)(v); (4) make, authorize, or make any commitment with respect to, capital expenditures except capital expenditures which are (A) not greater than the aggregate amount contemplated by the Company’s fiscal 2022 budget and capital expenditure plan made available to Purchaser prior to the date of this Agreement, or (B) less than $5,000,000 in the aggregate per fiscal quarter in excess of the aggregate amount contemplated by the Company’s fiscal 2022 budget and capital expenditure plan; or (5) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.1(a)(v);

(vi) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its significant Subsidiaries (other than the transactions contemplated hereby);

(vii) except as required pursuant to existing Company Benefit Plans or Labor Agreements in effect on the date hereof or as required by applicable Law, (1) establish, adopt, amend in any material respect or terminate any Company Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Company Benefit Plan if in effect on the date hereof, except as would not materially increase the costs and expenses to the Company of sponsoring, maintaining, administering or contributing to the Company Benefit Plans, (2) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan or otherwise, (3) grant any cash- or equity-based incentive or retention awards, severance or similar compensation to any Company Employee, (4) except in the ordinary course of business consistent with past practice in connection with promotions, new hires, or to replace officers who are terminated for cause or who voluntarily retire or resign, increase in any material respect the cash compensation or welfare or pension benefits of any Company Employees, or (5) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to any Company Benefit Plan are made or determined;

(viii) negotiate, amend, enter into, extend or modify (or agree to do any of the foregoing) any Labor Agreement (other than in connection with any expired Labor Agreement to the extent such amendment, replacement, extension or modification would not be materially adverse to the Company, in the aggregate, in comparison to the terms of the applicable Labor Agreement in effect prior thereto) or recognize or certify any Labor Organization or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries;

(ix) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, material work schedule changes or other such actions that could implicate the WARN Act;

(x) hire, engage, terminate (without cause), furlough, or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000, except for the hire or re-engagement of existing independent contractors upon the expiration of their contracts;

(xi) take any action, other than in the ordinary course of business, or as required by IFRS or any applicable Laws, with respect to accounting policies or procedures;

(xii) (1) make any change in any method of Tax accounting for a material amount of Taxes, (2) make (other than in the ordinary course of business consistent with past practice), change or rescind any material Tax election, (3) settle or compromise any material liability for Taxes, (4) file any amended Tax Return involving a material amount of additional Taxes, (5) surrender any right to claim a refund of material Taxes, or (6) enter into any closing agreement relating to a material amount of Taxes;

(xiii) enter into, renew, extend, amend in any material respect, grant a waiver or release that would be material under, or terminate any Contract that, if in existence as of the date hereof, would be a Material Contract other than Contracts in the ordinary course of business;

(xiv) settle or compromise any investigation or claim by a Governmental Authority, or any other Proceedings, or release, dismiss or otherwise dispose of any Proceeding, other than settlements or compromises of Proceedings that do not involve a payment by the Company or a Subsidiary that exceeds (1) $2,500,000 in respect of any single investigation or Proceeding; or (2) $5,000,000 in the aggregate (net of insurance recoveries) and do not, in each case, impose any restrictions on the business or operations of the Company or any of its Subsidiaries;

(xv) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement (provided that the foregoing shall not require the Company to waive any condition to its obligations hereunder, or require the Company to waive, or prohibit the Company from exercising, any of its rights granted under the Transaction Documents);

(xvi) sell, assign, lease, license, abandon, permit to lapse, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of the Company or any Subsidiary of the Company, other than (1) sales of inventory and rental streams or of products or services (other than with respect to Company IP), or non-exclusive licensing of Intellectual Property, all in the ordinary course of business, (2) dispositions of obsolete or worthless assets, (3) sales, licenses, leases or other transfers to the Company or any of its wholly owned Subsidiaries, or (4) abandonments, lapses or other dispositions of immaterial Intellectual Property owned by the Company or its Subsidiaries in the ordinary course of business;

(xvii) terminate or cancel any insurance coverage maintained by the Company or any of its Subsidiaries with respect to any material assets which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature; or

(xviii) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.2 Conduct of Purchaser. Purchaser agrees that, from the date hereof to the Effective Time, it shall not acquire or agree to acquire, or otherwise make any investment in, any Person, or agree to any commercial or strategic relationship with any Person, that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4 Covenant Relating to Incentive Awards. Purchaser acknowledges and agrees that Purchaser, the Company or any other Person that makes a payment to a holder of Company Options who is a resident of Canada or who is employed in Canada or who was previously employed in Canada (both within the meaning of the ITA) in connection with the surrender or termination of the Company Options will forego any deduction under the ITA with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the ITA assuming the holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the ITA in respect of the calculation of any benefit arising from the transfer of Company Options.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Company Meeting; Company Circular; Schedule 13E-3.

(a) The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of the Company Shareholders (the “Company Meeting”) on or before May 18, 2022 (with the record date for notice of and voting at the Company Meetings to be as soon as reasonably practicable after the date of this Agreement, and, subject to applicable Law, in any event on or before March 28, 2022) (provided that the failure to convene and hold the Company Meeting on or before such date shall not be considered in determining the satisfaction of the conditions in Article VII) for the purpose of obtaining the approval of the Arrangement Resolution by the Company Shareholders in accordance with its Organizational Documents, applicable Law and the Interim Order as promptly as reasonably practicable, (ii) shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Purchaser (such consent not to be unreasonably withheld, delayed or conditioned) provided, the Company may adjourn or postpone the Company Meeting to a later date to the extent the Company believes in good faith that such adjournment or postponement is reasonably necessary (A) to ensure that any required supplement to the Company Circular is provided to Company Shareholders within a reasonable amount of time in advance of the Company Meeting, (B) to allow reasonable additional time to solicit additional proxies necessary to obtain the Requisite Vote, (C) to ensure that there are sufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Meeting or (D) otherwise where required to comply with applicable Laws; provided, further, that, in the case of clause (B) or clause (C), without the written consent of Purchaser, in no event shall the Company Meeting be postponed on more than one occasion or for more than fifteen (15) days, (iii) except to the extent that the Board shall have withdrawn or modified its approval or recommendation of the Arrangement if permitted by Section 6.4, use reasonable best efforts to solicit proxies in favor of the Arrangement Resolution by the Company Shareholders, including, if so requested by Purchaser and at the expense of Purchaser, using the services of dealers and proxy solicitation firms to solicit proxies in favor of the approval of the Arrangement Resolution; (iv) provide Purchaser with copies of, or access to, information regarding the Company Meeting generated by any dealer or proxy solicitation firm, as requested from time to time by Purchaser, acting reasonably, (v) consult with Purchaser in fixing the date of the Company Meeting, give notice to Purchaser of the Company Meeting and allow Purchaser’s representatives and legal counsel to attend the Company Meeting, (vi) promptly advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution; (vii) not change the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting, unless consent of Purchaser is obtained (such consent not to be unreasonably withheld, delayed or conditioned); and (viii) except to the extent that the Board shall have withdrawn or modified its approval or recommendation of the Arrangement if permitted by Section 6.4, include in the Company Circular the recommendation of the Board that the Company Shareholders approve the Arrangement (the “Recommendation”) and the written opinions of the Financial Advisors.

(b) In connection with the Company Meeting, the Company shall (i) as promptly as reasonably practicable after the date hereof prepare and file with the SEC and the Canadian Securities Administrators the Company Circular, (ii) mail to the Company Shareholders, as promptly as reasonably practicable, the Company Circular and all other customary proxy or other materials for meetings such as the Company Meeting, (iii) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Company Circular if any event shall occur which requires such action at any time prior to the Company Meeting and (iv) otherwise use its reasonable best efforts to comply with all requirements of Law applicable to the Company Meeting and the Arrangement. Purchaser shall cooperate with the Company in connection with the preparation and filing of the Company Circular, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Circular under applicable Law. To the extent applicable, the Company and Purchaser shall cooperate to (i) jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, if required; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and shall consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC or other comments or as required by Law; (iv) have the SEC confirm that it has no further comments on the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Schedule 13E-3, if required by applicable Law and if any event shall occur which requires such action at any time prior to the Company Meeting. Notwithstanding anything to the contrary stated above, prior to filing the Schedule 13E-3 or the other filings referred to above (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing such document shall consult with the other party and provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.

(c) Each of the Company and Purchaser shall promptly notify the other if at any time before the Company Meeting it becomes aware that the Company Circular or the Schedule 13E-3, if any, contains an untrue statement of a material fact or “misrepresentation” (as defined under the Securities Act (Québec) and any other applicable Canadian Securities Laws) or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

Section 6.2 Efforts to Consummate.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary or appropriate filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities or other Persons.

In furtherance and not in limitation of the foregoing, each party hereto agrees to make, or cause to be made:

(i) within ten (10) Business Days of the date hereof, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby;

(ii) within ten (10) Business Days of the date hereof, an appropriate filing with the Commissioner of Competition under the Competition Act of a competition brief in respect of the Arrangement requesting an advance ruling certificate under Section 102 of the Competition Act or in the alternative a No Action Letter and such submission shall explain why the Arrangement will not prevent or lessen, or be likely to prevent or lessen, competition substantially within the meaning of Section 92 of the Competition Act and if approval under the Competition Act is not received within thirty-five (35) Business Days following the date Purchaser files the competition brief (or such earlier date as may be agreed by the parties), file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Arrangement as soon as reasonably practicable thereafter and in any event within ten (10) Business Days following the date thereof;

(iii) within fifteen (15) Business Days of the date hereof, an application for review pursuant to Section 17 of the Investment Canada Act in respect of the Arrangement with the Minister and within fifteen (15) Business Days thereafter file draft undertaking with the Minister; and

(iv) within ten (10) Business Days of the date hereof, all other filings and authorizations required under applicable Law in connection with the transactions contemplated hereby.

(b) Each party agrees to supply, as promptly as reasonably practicable, any information and documentary material that may be reasonably required by the other party in order to make the filings required by this Section 6.2, and such additional information and documentary material that may be requested by a Governmental Authority under applicable Law in connection with the transactions contemplated hereby and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations or approvals, as applicable, as required under applicable Law by five (5) Business days prior to the End Date. Purchaser shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated hereby at the behest of any Governmental Authority without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.

(c) Purchaser, with the input and assistance of the Company, shall devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application, undertaking or similar filing subject to this Section 6.2. For greater certainty, Purchaser shall direct and manage the ICA Approval process and the negotiation of undertakings in connection therewith, consistent with customary practice, it being understood that

(notwithstanding anything to the contrary in this Section 6.2) the Company shall not propose any undertaking in connection with the ICA Approval to a Governmental Authority other than with the consent of Purchaser. Each of Purchaser, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.2(a) to obtain all requisite consents, approvals, and authorizations for the transactions contemplated hereby, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority or other Person and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any filing, submission, communication given by it to, and consult with each other in advance of any meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by such Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(d) In furtherance and not in limitation of the covenants of the parties contained in Section 6.2(a), Section 6.2(b) and Section 6.2(c), each of Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand, shall, take all actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods, or receipt of the ICA Approval and required authorizations or approvals under applicable Competition Laws and, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Proceeding is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as prohibited by or violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, take all action necessary to resolve any such objections or suits so as to permit consummation of the transactions contemplated hereby, including in order to resolve such objections or Proceedings which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, including:

(i) offering, negotiating, agreeing to, committing to and effecting, by consent decree, hold separate order, settlement, undertaking, stipulation or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand; (B) the termination, amendment or assignment of existing relationships or contractual rights or obligations of Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand; (C) the change or modification of any course of conduct regarding future operations of Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand; (D) in respect of the ICA Approval, written undertakings necessary in order to obtain the ICA Approval to demonstrate that the Arrangement and the other transactions contemplated hereby are of net benefit to Canada and to ensure that the Arrangement and the other transactions contemplated hereby are not prohibited under the Investment Canada Act; and (E) any other restrictions on the activities of Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand, with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein (each of the actions in the foregoing clauses (A) through (E), a “Regulatory Requirement”); and

(ii) contesting, defending and appealing any Proceedings, whether judicial or administrative, brought or threatened to be brought by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated, lifted or terminated, any order of any kind or nature that would prevent the consummation of the transaction contemplated by this Agreement from occurring prior to the End Date.

(e) If any Regulatory Requirement agreed to by Purchaser requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, Purchaser hereby consents to the taking of such action by the Company and its Subsidiaries to the extent required by such Regulatory Requirement.

(f) Notwithstanding anything to the contrary in this Agreement, in no event will (i) either Purchaser or the Company be obligated to subject itself to any Regulatory Requirement unless such Regulatory Requirement is conditioned upon, and only effective as of, the Closing or (ii) anything in this Section 6.2 require Purchaser, the Company, the Company’s Subsidiaries or any of their respective Affiliates to offer, negotiate, agree to, or commit to and effect, written undertakings necessary in order to obtain the ICA Approval to demonstrate that the Arrangement and the other transactions contemplated hereby are of net benefit to Canada and to ensure that the Arrangement and the other transactions contemplated hereby are not prohibited under the Investment Canada Act that would result in a Burdensome Condition.

Section 6.3 Access to Information.

(a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective officers and employees to provide Purchaser and its Representatives, and the Debt Financing Sources and their respective Representatives, upon reasonable advance notice, (i) such access to the offices, properties, books and records, management and other personnel of the Company and its Subsidiaries as Purchaser reasonably may request; and (ii) all documents that Purchaser reasonably may request, in each case, for purposes of consummating the transactions contemplated hereby (other than any of the foregoing that relate to the consideration, negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 6.4, any Acquisition Proposal or Intervening Event); provided, that any such access shall be conducted at Purchaser’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its applicable Subsidiaries and in such a manner as not to interfere unreasonably with the normal business or operations of the Company or any of its Subsidiaries; provided, further, that such access may be limited by the Company to the extent reasonably necessary (A) for the Company or any of its Subsidiaries to comply with any applicable COVID-19 Measures or (B) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of any of the Company’s or its Subsidiaries’ respective Representatives or commercial partners (provided, that, in the case of clauses (A) and (B), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Notwithstanding the foregoing, none of Purchaser, the Debt Financing Sources or their respective Representatives shall have access to any books, records and other information the disclosure of which (A) would, in the Company’s good faith opinion, result in the loss of attorney-client privilege with respect to such books, records and other information; or (B) would result in the disclosure of any trade secret of a third party or violate any obligation of the Company to a third party with respect to confidentiality, if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure. The parties will use their reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything herein to the contrary, nothing in this Section 6.3 will be construed to require the Company or any of its Subsidiaries to prepare any reports, analyses, appraisals or other information.

(b) No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

(c) All information obtained pursuant to this Section 6.3 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.4 Solicitation.

(a) Subject to Section 6.4(b), from and after the date hereof until the Closing or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, its Subsidiaries or any of their respective directors, officers, employees, consultants, agents, advisors, Affiliates and other representatives (“Representatives”) shall, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Purchaser and its Representatives) any information in connection therewith; or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal, (iii) fail to enforce or grant any waiver or release under any confidentiality, standstill or similar agreement with respect to any class of securities or any of its Subsidiaries, or (iv) authorize or commit to do any of the foregoing. Subject to Section 6.4(b), the Company shall and shall cause its Subsidiaries and its and their respective Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any potential Acquisition Proposals, discontinue access of any such persons of the VDR or other virtual data room for the purpose of an Acquisition Proposal, and, if not already so requested, within two (2) Business Days of the date hereof request the prompt return or destruction of all confidential information previously furnished to such Persons or their Representatives during any such solicitation, encouragement, discussion or negotiation that occurred in the 12 months prior to the date of this Agreement.

(b) Notwithstanding any other provision of this Agreement, but subject to Section 6.4(c), if at any time following the date hereof and prior to obtaining the Requisite Vote, (i) the Company receives a written Acquisition Proposal from a third party that did not result from a material breach of Section 6.4(a) and (ii) the Board determines in good faith (after receiving the advice of outside counsel and outside financial advisors), that (x) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) that the failure to furnish information or enter into discussions or negotiations with such Person pursuant to this Section 6.4(b) would be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person or group of Persons making such Acquisition Proposal and its or their respective Representatives or potential sources of financing and their Representatives and (B) participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person or group of Persons (or its or their respective Representatives or potential sources of financing and their Representatives) without entering into an Acceptable Confidentiality Agreement, and (y) will promptly (and in any event within twenty-four (24) hours) provide to Purchaser any non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, provided to such other Person or group of Persons which was not previously provided to Purchaser.

(c) The Company shall promptly (within forty-eight (48) hours) notify Purchaser in the event that the Company, its Subsidiaries or any of its or their respective Representatives receives (i) an Acquisition Proposal from a Person or group of related Persons; or (ii) any inquiry or request for discussions or negotiations that would reasonably be expected to lead to an Acquisition Proposal. Any such notice required by the preceding sentence shall include the identity of the Person or group of Persons making such proposal, request or inquiry and the material terms and conditions thereof (and shall include a copy of any proposal, inquiry, written documents, correspondence or other material received, and if not in writing or electronic form, a description of the material terms of such correspondence or communication, in respect of, from or on behalf of any such Person). The Company shall keep Purchaser informed on a current basis (and in any event within twenty-four (24) hours) as to the status of any outstanding Acquisition Proposal by informing Purchaser of the material terms and conditions (and amendments and modifications thereof) of any Acquisition Proposal. Without limiting the foregoing, the Company shall promptly (within forty-eight (48) hours) notify Purchaser in writing if it determines to begin providing or making available information or to engage in negotiations concerning an Acquisition Proposal from a Person or group of related Persons pursuant to Section 6.4(b). Notwithstanding anything to the contrary contained in this Section 6.4, the Company and its Representatives shall provide confidential information only in compliance with the requirements of this Section 6.4(c) and the Company and its Subsidiaries shall not be party to any agreement that prohibits the Company from providing or making available to Purchaser any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.

(d) Neither the Board nor any committee thereof shall directly or indirectly (A) (i) fail to recommend or withdraw, amend, modify or qualify, or publicly propose to withdraw, amend, modify or qualify, the Recommendation, in each case in a manner adverse to Purchaser, (ii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, an Acquisition Proposal, (iii) publicly propose to accept or enter into any written agreement, understanding or arrangement in respect of an Acquisition Proposal, or (iv) if (1) the Company has received an Acquisition Proposal that remains outstanding, and (2) such Acquisition Proposal has not been publicly rejected by the Company, fail to reaffirm the Recommendation within five (5) Business Days after receipt of a written request from Purchaser to do so or, if earlier, at least two (2) Business Days prior to the Company Meeting (provided that Purchaser may only request one such reaffirmation with respect to any Acquisition Proposal unless the terms of such Acquisition Proposal change) (any of the actions referred to in the foregoing clauses (i) through (iv) taken by the Board or a committee thereof, a “Recommendation Withdrawal”) or (B) cause or permit the Company or any Subsidiary of the Company to execute or enter into, any letter of intent or Contract with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); provided, that at any time prior to obtaining the Requisite Vote, if (A) either (1) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.4 which the Board concludes in good faith (after consultation with its independent financial advisors) constitutes a Superior Proposal, or (2) the Board concludes in good faith (after consultation with its independent financial advisors) there has been an Intervening Event and (B) the Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Board may (x) make a Recommendation Withdrawal (which, in the case of an Intervening Event, shall be limited to clause (i) of the definition of Recommendation Withdrawal) or (y) terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however the Company shall not terminate this Agreement pursuant to this Section 6.4(d) and Section 8.1(c)(ii), and any purported termination pursuant to this Section 6.4(d) and Section 8.1(c)(ii) shall be void and of no force or effect, unless concurrently with such termination the Company pays to Purchaser the Termination Fee payable pursuant to Section 8.2(a) and enters into a definitive agreement providing for such Superior Proposal; and provided, further, that the Board may not effect a Recommendation Withdrawal pursuant to this Section 6.4(d) or terminate this Agreement pursuant to this Section 6.4(d) and Section 8.1(c)(ii) unless:

(i) the Company shall have provided prior written notice to Purchaser, at least four (4) Business Days in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall, as applicable, (A) attach any proposed agreements relating to such Acquisition Proposal or (B) specify the facts and circumstances in reasonable detail of the Intervening Event;

(ii) during the Notice Period (or such shorter period as is specified in Section 6.4(e) below), the Board shall have negotiated in good faith with Purchaser and shall have made it and its Representatives available to discuss with Purchaser (to the extent Purchaser desires to negotiate) any revisions to the terms of this Agreement that may, at Purchaser’s sole discretion, be proposed by Purchaser in response to such Superior Proposal or Intervening Event, as applicable; and

(iii) at the end of the Notice Period (or such shorter period as is specified in Section 6.4(e) below), the Board (A) concludes in good faith (after consulting with its outside legal counsel and outside financial advisors) taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Purchaser and capable of acceptance by Purchaser, that, as applicable, (1) the Acquisition Proposal continues to be a Superior Proposal or (2) the Intervening Event continues to warrant a Recommendation Withdrawal; and (B) concludes in good faith (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(e) In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Purchaser and to comply with the requirements of Section 6.4(d) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) Business Days.

(f) Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company from (i) complying with Rules 14d-9 and 14e-2(a) under the Exchange Act or similar Laws under Canadian Securities Laws or (ii) making any disclosure to the Company Shareholders if, in the good faith judgment of the Board (after consultation with counsel), the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that notwithstanding the foregoing, nothing in this Section 6.4(f) shall be deemed to permit a Recommendation Withdrawal to be made without complying with Section 6.4(d).

Section 6.5 Director and Officer Liability.

(a) From and after the Effective Time, Purchaser shall, and shall cause the Company to, to the greatest extent permitted by Law, indemnify and hold harmless (and comply with all of the Company’s and its Subsidiaries’ existing obligations as of the date hereof to indemnify and hold harmless, including obligations to advance funds for expenses) each Person who served or serves as a former or present director, manager or officer of the Company or any of its Subsidiaries and each Person who served or serves as a director, officer, manager, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each such Person, together with such Person’s heirs, executors or administrators, an “Indemnified Person”), against any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request or for the benefit of the Company or any of its Subsidiaries as a director, officer, member, trustee or fiduciary of another Person, whether asserted or claimed prior to, at or after the Effective Time. Purchaser shall, and shall cause the Company to, use reasonable best efforts to assist in the defense of such matter with the Indemnified Person in the defense of any such Proceeding.

(b) Prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently (and any additional Persons who prior to the Effective Time become) covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable, in any substantive respect, for the Company and the Indemnified Persons covered by such existing policies than those of such policy in effect on the date of this Agreement for the six (6) year period following the Closing (and until such later date as of which any Proceeding commenced during such six (6) year period shall have been finally disposed of) and at a price not to exceed 300% of the amount the Company paid in its last full fiscal year prior to the date of this Agreement (the “Premium Cap”). If the Company or Purchaser obtains prepaid “tail” or “runoff” policies prior to the Effective Time in accordance with this Section 6.5(b), Purchaser shall, and Purchaser shall cause the Company to, maintain such policies in full force and effect, without any modifications that are adverse to the Persons covered by such policies, for their full term, and continue to honor the obligations thereunder for such six (6) year period. If the Company fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Purchaser may purchase such “tail” or “runoff” policy on behalf of the Company or (ii) the Company shall, and Purchaser shall cause the Company to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable, in any substantive respect, for the Company and the Indemnified Persons covered by such existing policies than those of such policy in effect as of the date of this Agreement for a period of six (6) years after the Effective Time (and until such later date as of which any Proceeding commenced during such six (6) year period shall have been finally disposed of); provided, further, that in satisfying its obligation under this Section 6.5(b), neither Purchaser nor the Company shall be obligated to pay annual premiums in excess of the Premium Cap and if such premiums for such insurance would at any time exceed the Premium Cap, then Purchaser or the Company shall cause to be maintained policies of insurance that, in Purchaser or the Company’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Premium Cap.

(c) This Section 6.5 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by each Indemnified Person (each of whom shall, for the avoidance of doubt, be deemed third-party beneficiaries of this Agreement for purposes of this Section 6.5) and shall be binding on Purchaser, the Company and their successors and assigns. In the event that Purchaser or the Company, as applicable, or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Purchaser shall cause proper provision to be made so that the successors and assigns of Purchaser or the Company, as applicable, assume and honor the obligations set forth in this Section 6.5.

(d) The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any insurance policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under any such policies.

Section 6.6 Public Announcements. So long as this Agreement is in effect, the parties will consult with each other in good faith before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law (in which case, the party required by Law to disclose shall use its reasonable best efforts to give the other party prior oral or written notice and a reasonable opportunity to review and comment on the press release or public statement), will not issue any such press release or make any such public statement without the consent of the other party (such consent not to be unreasonably withheld or delayed). The parties acknowledge that the Company will file this Agreement and a material change report relating thereto on the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Administrators (SEDAR) and furnish this Agreement with the SEC under cover of Form 6-K. Notwithstanding anything to the contrary contained herein, this Section 6.6 shall not apply to any press release or other public statement or any disclosures in Company Reports made by the Company or Purchaser that (a) is consistent with the initial press release to be issued with respect to the transactions contemplated hereby following the execution of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement, (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the transactions contemplated hereby or (c) is made in connection with any Recommendation Withdrawal, Acquisition Proposal or Intervening Event in accordance with the terms of this Agreement. Notwithstanding anything in this Section 6.6, but subject to the Confidentiality Agreement, the parties hereto acknowledge and agree that Purchaser and any of its Affiliates who is an investment fund may disclose the economic terms of the transactions contemplated under this Agreement, including the Arrangement, and the Transaction Documents to its Affiliates and any current or potential investor in such fund(s) in connection with fundraising, marketing, information or reporting activities or otherwise, in the ordinary course of such Person’s business, so long as the Person to whom such disclosure is made is bound by customary confidentiality obligations.

Section 6.7 Employee Matters .

(a) Without limiting any additional rights that any Employee employed by the Company or any of its Subsidiaries immediately prior to the Effective Time who remains so employed immediately following the Effective Time (“Current Employee”) may have under any Company Benefit Plan, Purchaser shall, or shall cause the Company and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof (or if earlier, the date of termination of employment of the Current Employee), to maintain for each Current Employee (i) a salary or hourly wage rate, as applicable that is no less favorable than, (ii) target cash bonus and commission opportunities that are no less favorable than, (iii) severance benefits that are no less favorable than and (iv) all other benefits (but without regard to severance, equity or equity-based compensation, deferred compensation, special incentive compensation, defined benefit pension benefits and retiree welfare benefits) that are substantially comparable in the aggregate, in the case of each (i), (ii), (iii), and (iv), those maintained for and provided to such Current Employee immediately prior to the Effective Time and, with respect to (ii), (iii), and (iv), those set forth on Section 3.13(d) of the Company Disclosure Letter; provided, however, subject to Section 6.7(d), nothing herein shall prevent the establishment, amendment, modification or termination of any Company Benefit Plans or any other benefit or compensation plan, program, policy, agreement or arrangement, or interfere with Purchaser’s or Company’s right or obligation to establish, amend, modify, or terminate any benefit or compensation plan, program, policy, agreement or arrangement, or otherwise make any changes as are necessary to conform with applicable Law. Nothing in this Section 6.7 shall obligate Purchaser, the Company or any of its Subsidiaries to continue the employment or engagement of any Current Employee or other Person for any length of time.

(b) As of and after the Effective Time, Purchaser shall, or shall cause the Company to, give each Current Employee full credit for purposes of eligibility to participate, vesting, level of benefits and benefit accruals (other than for level of benefits and benefit accrual purposes under a defined benefit pension plan) under any Employee Benefit Plans and any other pension, supplemental pension, retirement, employee compensation and incentive plans, benefit (including vacation, sick leave and other paid time off arrangements, and severance) plans, programs, policies and arrangements (other than defined benefit pension or retiree welfare), in each case maintained for the benefit of Current Employees as of and after the Effective Time by Purchaser, the Company or its Subsidiaries (each, a “Purchaser Plan”) for such Current Employee’s service with the Company and its Subsidiaries and their predecessor entities prior to the Effective Time, to the same extent such service is recognized by the Company or its Subsidiaries under the corresponding Company Benefit Plans in which such Current Employee participated immediately prior to the Effective Time and except as would result in duplication of compensation or benefits. With respect to each Purchaser Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) that is a group health plan for United States employees, Purchaser shall, or shall cause the Company and its Subsidiaries to, use commercially reasonable efforts to, where applicable, (i) cause there to be waived any pre-existing condition exclusions, eligibility limitations and actively-at-work requirements with respect to the Current Employees and their eligible dependents to the same extent such exclusions, limitation, and actively at work requirements were waived or satisfied by such Current Employee and his or her eligible dependents under the corresponding Company Benefit Plans in which such Current Employee participated immediately prior to the Effective Time for the same plan year, and (ii) cause, for the year in which the Closing occurs, any eligible expenses paid by the Current Employees and their eligible dependents under the applicable Company Benefit Plans to be taken into account for purposes of satisfying any deductible and maximum out-of-pocket limitations for Current Employees and their eligible dependents under the corresponding Purchaser Plan.

(c) From and after the Effective Time, Purchaser shall, or shall cause the Company and its Subsidiaries to, assume and honor, in accordance with their respective terms, (i) each existing employment, change in control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each bonus plan, program or agreement and (iii) all obligations pursuant to existing compensation and benefit arrangements of the Company or its Subsidiaries in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on the Company or any of its Subsidiaries. For the avoidance of doubt, Purchaser, the Company and its Subsidiaries may terminate or take any other permissible action with respect to the arrangements described in the preceding sentence in accordance with their respective terms.

(d) Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Current Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

(e) The provisions of this Section 6.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.7) under or by reason of any provision of this Agreement.

Section 6.8 Financing.

(a) From and after the date hereof and prior to the Closing, or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall use its reasonable best efforts to provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Purchaser in connection with the arrangement of the Debt Financing (and taking into account the timing of the Marketing Period) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to (i) upon reasonable advance notice participate in (and cause senior management and Representatives, with appropriate seniority and expertise of the Company and its Subsidiaries to participate in) a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with actual or prospective lenders, investors and rating agencies, and otherwise cooperating with the marketing and due diligence efforts in connection with the Debt Financing at reasonable times and locations to be mutually agreed; (ii) assist Purchaser and the Debt Financing Sources with the timely preparation of materials for rating agency presentations, offering documents, private placement memoranda, lender and investor presentations customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company and its Subsidiaries, bank information memoranda, prospectuses, offering circulars and similar documents reasonably requested in connection with the Debt Financing; provided that (x) no such materials shall be issued by the Company or any of its Subsidiaries, and (y) such information shall not be required to include any information customarily delivered by an investment bank, agent bank or lender in the preparation of such bank information memoranda or similar documents; (iii) facilitate and assist in the preparation, execution and delivery of any customary credit agreements, indentures, purchase agreements, guaranties, pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Purchaser (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of auditors for use of their reports in any materials relating to the Debt Financing); (iv) furnish all information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates and currency or interest hedging arrangement and otherwise reasonably facilitate the granting of Liens (and perfection thereof) in collateral (including obtaining third party consents and estoppels), guarantees, other definitive financing documents or other certificates (including facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing), customary closing certificates and documents as may be reasonably requested by Purchaser; provided, that, in each case, any obligation contained in any such document, certificate, opinion or pledge shall be conditioned on Closing and shall only be effective at or after the Closing Date; (v) furnish Purchaser and the Debt Financing Sources as promptly as practicable with (x) all Required Information provided that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide or prepare: (1) any pro forma financial statements, (2) information regarding any pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments (excluding information that is historical financial information of the Company and is derivable without undue effort or expense by the Company from the books and records of the Company or any of its Subsidiaries) or any projected or forward looking information, (3) any information excluded pursuant to paragraph 10 of Exhibit E of the Debt Financing Commitments, (4) risk factors relating to all or any component of the Financing, (5) any other financial information of the type that is not customarily included in a “public side” information memorandum for a secured bank financing (other than “management discussion and analysis” or information of the type required for the preparation of “management discussion and analysis” if requested under clause (y) below) and (6) any information with respect to any Person other than the Company and the Subsidiaries (the foregoing clauses (1) through (6) is referred herein as “Excluded Information”) and (y) all other pertinent financial information of the Company reasonably requested by Purchaser to prepare the pro forma financial statements and other pertinent historical, financial operating information derived from the historical books and records of the Company and its Subsidiaries as Purchaser shall reasonably request of a type and form customarily included in marketing materials for a senior secured bank financing or an offering memorandum with respect to a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act, as applicable, that would be necessary for independent accountants to provide “comfort” customary for high yield debt securities (including customary “negative assurance” comfort and, if available, change period comfort) and if requested, “management discussion and analysis” or information of the type required for the preparation of “management discussion and analysis” and subject to exceptions customary for such financings (but excluding any Excluded Information); (vi) use reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and auditors’ comfort letters and legal opinions, in each case, as reasonably requested by Purchaser; (vii) [reserved]; (viii) to the extent required under the Debt Financing Commitment, provide customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors (including, solely as to the Company and its Subsidiaries, customary 10b-5 and material non-public information representations); provided, however, that all such materials (including the underlying materials to which such authorization covers) have been previously identified to, and provided to, the Company and the Company and its Representatives shall have been given reasonable opportunity to review and comment thereon; (ix) promptly furnish (but in no event later than five (5) Business Days prior to the Closing Date) Purchaser and the Debt Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Purchaser or the Debt Financing Sources and required pursuant to applicable “know your customer” and anti-

money laundering rules and regulations, including the USA PATRIOT Act and the requirements of 31 C.F.R. § 1010.230, to the extent requested in writing at least ten (10) Business Days prior to the Closing Date; (x) permit and cooperate to facilitate, upon reasonable advance notice and at reasonable times to be mutually agreed, collateral audits or appraisals in connection with the Debt Financing; and (xi) take all corporate actions, and other actions that are reasonably requested by Purchaser and within the control of the Company or its Subsidiaries, to satisfy any requirements necessary to consummate the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high yield debt financing, by Purchaser or the Company, as applicable; provided that the corporate actions described in clause (xi) shall be conditioned on Closing and shall only be effective on or after the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos solely in connection with the Debt Financing, provided that such logos are used solely in a manner that is accurate and not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their Intellectual Property rights and will comply with the Company’s usage requirements to the extent made available to Purchaser prior to the date of this Agreement. All non-public or otherwise confidential information regarding the Company obtained by Purchaser or its Representatives pursuant to this Section 6.8(a) shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, Purchaser and its Representatives shall be permitted to disclose information consistent with customary practices in connection with the Debt Financing so long as Purchaser and its Representatives reasonably cooperate with the Company in order to permit the Company to comply with its obligations under applicable Law relating to the disclosure of such confidential information.

(b) Notwithstanding anything to the contrary herein, (i) all such requested cooperation provided in accordance with this Section 6.8 shall not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (ii) nothing in this Section 6.8 shall require cooperation of the Company or any of its Subsidiaries to the extent it would (A) would subject the Company or any of its Subsidiaries (or any of their respective directors, officers, managers or employees) to bear any expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability, make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case, prior to the Closing Date that is not reimbursed by Purchaser prior to the Closing Date, (B) or could cause any director officer, manager or employee of the Company or any of its Subsidiaries to incur any personal liability, (C) reasonably be expected to conflict with or violate the organizational documents of the Company or any Law, (D) result in, prior to the Closing, the contravention of, or that would reasonably be expected to result in, prior to the Closing, a violation or breach of, or default under, any material Contract to which the Company or its Subsidiaries is a party, (C) cause any of the conditions to the Closing set forth in Article VII to not be satisfied, (D) cause any breach of this Agreement, (E) require providing access to or disclose information that the Company determines could jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company and its Subsidiaries (provided that, with respect to attorney-client privilege, the Company and its Subsidiaries shall inform Purchaser and its Debt Financing Sources of the general nature of the information being withheld and reasonably cooperate with Purchaser and its Debt Financing Sources to provide such information, in whole or in part, in the manner that would not result in the loss of such privilege) or (F) require the Company or any of its Subsidiaries to change any fiscal period and (iii) neither the Company nor any of its Subsidiaries shall be required to be an issuer or obligor with respect to the Debt Financing (except for the Company and its Subsidiaries after the Closing Date). For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Financing Commitments that is not contingent upon the Closing or that would be effective prior to the Closing (other than with respect to customary representation and authorization letters referred to above). Purchaser (I) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses (including (A) reasonable attorneys’ fees and (B) expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.8(b) and (II) shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages or Expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 6.8) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred (1) as a result of fraud, the willful misconduct, bad faith or gross negligence by the Company or any of its Subsidiaries or any of their respective Representatives or (2) to the extent arising from any material inaccuracy of any financial information furnished in writing by or on behalf of by the Company or any of its Subsidiaries or any of their respective Representatives, including financing statements (the reimbursement and indemnification obligations of Purchaser set forth in this Section 6.8 and in Section 6.12 are referred to, collectively, as the “Reimbursement Obligations”). Without limiting the foregoing, the Company and its Subsidiaries shall not be required under the provisions of this Section 6.8 or otherwise in connection with the Debt Financing (A) to pay any commitment or other fee prior to the Closing that is not advanced, or substantially simultaneously reimbursed, by Purchaser or (B) to incur any fees or out-of-pocket costs and expenses in connection with the cooperation required by Section 6.8(a) unless such fees, costs or expenses is reimbursed by Purchaser on the earlier of the Closing and the termination of this Agreement in accordance with Article VIII.

(c) Purchaser shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions in the Debt Financing Commitments as promptly as practicable, including (i) maintaining in effect and complying with the Financing Commitments, (ii) negotiating definitive agreements with respect thereto on the terms and conditions contained therein (including market “flex” provisions) or on other terms no less favorable to Purchaser, which terms shall not in any respect expand on the conditions to the funding of the Financing at the Closing or reduce the aggregate amount of the Financing available to be funded at the Closing (in either case, other than as contemplated by the Debt Financing Commitments), (iii) satisfying on a timely basis (or obtaining the waiver of) all conditions to funding applicable to Purchaser in such definitive agreements that are within its control, (iv) subject to the terms and upon satisfaction of all of the conditions set forth in the Debt Financing Commitments (other than the availability or funding of any Equity Financing), using its reasonable best efforts in causing the lenders and the other Persons committing to fund the Financing required to pay the Required Amount and to consummate the transactions contemplated by this Agreement at the Closing and (v) enforcing its rights under the Debt Financing Commitments (or any definitive agreements with respect thereto).

In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments (including market “flex” provisions) and such portion is reasonably required to fund any of the payments described in Section 2.9 and any other fees, expenses and other amounts related to the Debt Financing or the other transactions described in this Agreement, Purchaser shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less favorable to Purchaser than the terms and conditions in the Debt Financing Commitments as in effect on the date hereof (as determined in the reasonable judgment of Purchaser) as promptly as practicable following the occurrence of such event. For purposes of Section 6.8, the term “Debt Financing” shall be deemed to include any such alternative financing so obtained or arranged by Purchaser and the term “Debt Financing Commitments” shall be deemed to include any commitment with respect to such alternative financing to the extent such commitment is then in effect. Purchaser shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Financing. Purchaser shall give the Company prompt notice of (i) any breach, default, termination, cancellation or repudiation by any party to any of the Financing Commitments or, if applicable, definitive documents related to the Financing of which Purchaser becomes aware, (ii) the receipt by Purchaser of any written notice or other written communication from any Financing source with respect to (A) any breach, default, termination, cancellation or repudiation by any party to any of the Financing Commitments or, if applicable, any definitive document related to the Financing regarding the Financing or (B) any dispute or disagreement between or among any parties thereto that would reasonably be expected to adversely impact the ability of Purchaser to obtain all or any part of the Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Financing Commitments, and (iii) the occurrence of an event or development that would reasonably be expected to materially adversely impact the ability of Purchaser to obtain all or any portion of the Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Financing Commitments; provided that no such notification shall affect any of the representations, warranties, covenants, rights or remedies of, or the conditions to the obligation of, the parties hereunder. As soon as reasonably practicable, Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.

(d) Purchaser shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Financing Commitments without the consent of the Company if such amendments, modifications or waivers would impose any new or additional condition or otherwise amend, modify or waive any of the conditions to the receipt of the Financing, in each case in a manner that would (A) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Commitments on the date of this Agreement unless the Debt Financing or Equity Financing is increased by a corresponding amount) from that contemplated by the Financing Commitments such that the aggregate amount of the Financing would reasonably be expected to be below the amount required to pay the Required Amount, (B) impose new or additional conditions precedent to the funding of the Financing or otherwise expand, amend or modify any of the conditions precedent to the funding in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Financing (or satisfaction of the conditions to the funding) or the consummation of the transactions contemplated by this Agreement, (C) prevent, materially delay or impede the Equity Financing or the consummation of the transactions contemplated by this Agreement or (D) adversely impact the ability of Purchaser to enforce its rights against other parties to the Financing Commitments or the definitive agreements with respect to the Financing (it being understood that Purchaser may, without the consent of the Company, amend, restate, modify, supplement or replace the Debt Financing Commitments to add and appoint additional arrangers, bookrunners, syndication agents, managers, underwriters, agents, lenders and similar entities that have not executed the Debt Financing Commitments). Purchaser shall promptly deliver to the Company copies of any amendment, termination, modification, supplement, consent or waiver to or under any Financing Commitment or the definitive agreements relating to the Financing promptly upon execution thereof.

(e) Notwithstanding anything in the Confidentiality Agreement to the contrary, Purchaser and its respective Affiliates may enter into discussions, negotiations, arrangements or understanding with respect to equity financing or equity financing commitments in respect of the transactions contemplated by this Agreement with any Person listed on Section 6.8(e) of the Company Disclosure Letter (or an Affiliate thereof) and provide information in connection therewith. No action shall be taken pursuant to the immediately preceding sentence that would violate the Confidentiality Agreement.

(f) Purchaser expressly acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, its obligations hereunder, including its obligations to consummate the Arrangement and the other transactions contemplated hereby, are not subject to, or conditioned on, receipt of any Debt Financing.

(g) Notwithstanding anything in this Agreement to the contrary, the Company’s breach of any of its covenants and agreements required to be performed by it under this Section 6.8 will not be considered in determining the satisfaction of the conditions in Section 7.2(b), (as it applies to the Company’s obligations under this Section 6.8), unless such breach results in, or is a cause of, Purchaser being unable to obtain the proceeds of the Debt Financing prior to or at the Closing.

(h) At the request and expense of Purchaser, the Company shall, in accordance with the applicable redemption provisions of the Company’s 4.375% Senior Notes due 2029 (the “Senior Notes”) and the 2021 Indenture, (A) use reasonable best efforts to issue a notice of optional redemption for all of the outstanding aggregate principal amount of the Senior Notes, pursuant to the redemption provisions of the 2021 Indenture (which notice of optional redemption may be requested to be issued prior to the Closing Date but conditioned on the Closing) and (B) use reasonable best efforts to take any other actions reasonably requested by Purchaser to facilitate the satisfaction and discharge of the Senior Notes pursuant to the satisfaction and discharge provisions of the 2021 Indenture and the other provisions of the 2021 Indenture applicable thereto; provided that (i) neither the Company nor its counsel shall be responsible for the delivery of any legal opinions with respect thereto, (ii) any such Discharge of the Senior Notes shall only be required if conditioned on the occurrence of the Closing, (iii) any Discharge shall be consummated using funds provided by Purchaser, (iv) consummation of any such Discharge shall not be a condition to Closing (and none of the actions contemplated by this Section 6.8(h) shall delay the Closing beyond the date that it is required to occur under Section 2.7), (v) Purchaser shall provide a customary indemnity in connection therewith and (vi) Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented outside attorneys’ fees) to the extent incurred by the Company, any of its Subsidiaries or the trustee under the 2021 Indenture in connection with this Section 6.8(h). The redemption and satisfaction and discharge of the Senior Notes pursuant to the preceding sentence are referred to in this Section 6.8(h) collectively as the “Discharge” of such series of Senior Notes. Company shall use commercially reasonable efforts to prepare all necessary and appropriate documentation in connection with any redemption of the Senior Notes (collectively, the “Redemption Documents”), and provide Purchaser with a reasonable opportunity to comment and make reasonable changes to such documents.

(i) Within ten (10) Business Days following the date hereof, Purchaser or its Affiliates will enter into one or more arrangements with investment grade counterparties (the “Hedge Agreements”) with respect to the Canadian dollar/U.S. dollar exchange rate to ensure that, notwithstanding any changes to the Canadian dollar/U.S. dollar exchange rate following the date hereof, the Aggregate Commitment (as defined in the Equity Financing Commitments), when taken together with the proceeds of the Debt Financing, is sufficient to pay (i) all amounts required pursuant to Section 2.9, (ii) all amounts required pursuant to Section 3.1(b) and 4.1(a) of the Plan of Arrangement and (iii) to pay related fees and expenses incurred by Purchaser and the Company and payable at Closing in connection with the transactions contemplated by the Arrangement Agreement. Purchaser will provide the Company with copies of the Hedge Agreements within one (1) Business Day of execution and delivery thereof by all parties thereto.

Section 6.9 Confidentiality Agreement. Purchaser acknowledges the terms of the Confidentiality Agreement and the parties hereto acknowledge and agree that except as expressly provided herein, this Agreement does not in any manner modify or limit the Company’s rights under the Confidentiality Agreement.

Section 6.10 Company Plans. At or prior to the Effective Time, the Company, the Board or the Compensation Committee of the Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to the Company Options, Company DSUs, Company PSUs, and Company RSUs.

Section 6.11 Litigation. Each party shall give the other party the opportunity to participate in the defense and settlement of any Proceeding brought or threatened against the such party or its Affiliates or its directors by or on behalf of any holder of any Company Securities or equity interests of Purchaser, as applicable, or relating to this Agreement or the transactions contemplated hereby, and neither party shall agree to any such settlement without the other party’s prior written consent (such consent not to be unreasonably withheld or delayed).

Section 6.12 Reorganization.

(a) The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate with Purchaser in preparing any reorganization or transfer of securities, assets or business as Purchaser may reasonably require or as may be necessary or appropriate to complete the transactions contemplated hereby, including amalgamations, liquidations or asset transfers (each a “Reorganization Transaction”), and to use its commercially reasonable efforts to implement any such Reorganization Transaction as Purchaser may reasonably request; provided, however, (i) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (ii) such Reorganization Transaction is not, in the opinion of the Company, acting reasonably, prejudicial to the holders of Company Securities, the Company or any of its Subsidiaries and does not result in Taxes being imposed on, or any adverse Tax or other consequences to, any holder of Company Securities, (iii) such Reorganization Transaction shall not materially impede or delay, or prevent, the receipt of any regulatory approvals, the satisfaction of any other conditions set forth in Article VII, the ability of Purchaser to obtain the Financing or consummation of the transactions contemplated hereby, (iv) such Reorganization Transaction does not require the Company to obtain the approval of the Company Shareholders (other than is obtained by virtue of the approval of the Arrangement) and does not require the Company or any of its Subsidiaries to obtain any consent of any third party or to follow any right of first offer or preemptive right procedure provided for under any Contract, (v) Purchaser shall pay all direct or indirect costs and liabilities, fees, Damages, penalties and Taxes that may be incurred as a consequence of the implementation of or to unwind any such Reorganization Transaction if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and expenses of external counsel and auditors which may be incurred in connection with such Reorganization Transaction, (vi) no such Reorganization Transaction or any action of the Company or its Subsidiaries in connection therewith shall be considered to constitute a breach of the representations, warranties, covenants or agreements of the Company hereunder or in determining whether any of the conditions in Section 7.1 or Section 7.2 have been satisfied, (vii) such Reorganization Transaction shall not be contrary to applicable Laws or the organizational documents of the Company or any of its Subsidiaries (excluding wholly owned Subsidiaries) and would not result in any breach by the Company or any of its Subsidiaries of any Contract or Permit, (viii) such Reorganization Transaction shall not become effective unless Purchaser has irrevocably waived or confirmed in writing the satisfaction of all conditions in Section 7.1 and Section 7.2 and shall have confirmed in writing that it is prepared, and able, to promptly and without condition and delay proceed to effect the Arrangement, and (ix) such Reorganization Transaction is effected as close as reasonably practicable to the Effective Time.

(b) Purchaser shall provide written notice to the Company of any proposed Reorganization Transaction at least fifteen (15) Business Days prior to the anticipated Effective Time. No Reorganization Transaction will be made effective unless (i) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective, (ii) such Reorganization Transaction can be reversed or unwound without adversely affecting the holders of Company Securities, the Company or any of its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated (after giving effect to any reimbursement required by to this Section 6.12), or (iii) the Company otherwise consents, acting reasonably. The obligation of Purchaser to reimburse the Company for reasonable fees and expenses and be responsible for reasonable costs as set out in this Section 6.12 will be in addition to any other payment Purchaser may be obligated to make hereunder and will survive termination of this Agreement. If the Arrangement is not completed for any reason, and without prejudice to any other remedy of the Company, Purchaser hereby indemnifies and holds harmless the Company and its Subsidiaries and their respective Representatives from and against all liabilities, losses, Damages, and Taxes suffered or incurred by any of them in connection with or as a result of any Reorganization Transaction, or to reverse or unwind any Reorganization Transaction.

Section 6.13 TSX Delisting. Each of the Company and Purchaser agrees to cooperate with the other party in using commercially reasonable efforts to take, or cause to be taken, all actions necessary to delist the Shares from the TSX as promptly as practicable following the Effective Time (including, if requested by Purchaser, such items as may be necessary to delist the Shares as promptly as practicable following the Effective Date).

Section 6.14 Resignation of Directors. The Company shall use its commercially reasonable efforts to assist in obtaining the resignations of each member of its Board effective as of the Effective Time.

Section 6.15 Payoff Letters. The Company shall use reasonable best efforts to have delivered to Purchaser an executed payoff letter on or prior to the Closing Date (with a substantially final draft thereof, subject to the completion of the payoff amount, delivered to Purchaser no later than two (2) Business Days prior to the Closing Date) from lenders under the Existing Credit Agreement in form and substance reasonably satisfactory to Purchaser which such payoff letter (i) specifies the amount necessary to repay all monetary obligations under the indebtedness of the Company and its Subsidiaries (and their Affiliates) under the Existing Credit Agreement (the “Payoff Amount”), (ii) states that the payment of the Payoff Amount on the Closing Date will completely discharge the obligations (other than provisions which by their terms survive termination) of the Company and the Subsidiaries of the Company (and their Affiliates) with respect thereto and (iii) authorizes the release of all Liens securing the Existing Credit Agreement upon payment of the Payoff Amount on the Closing Date.

Section 6.16 FIRPTA Affidavit. Prior to the Closing Date, the Company shall deliver, or cause to be delivered, one or more certificates under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that IPG (US) Holdings Inc. is not a “United States real property holding corporation” within the meaning of Section 897(c)(3) of the Code, together with any notifications to the U.S. Internal Revenue Service related thereto.

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT

Section 7.1 Conditions to the Obligations of Each Party. The obligations of each of the Company and Purchaser to consummate the Arrangement are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, with the written consent of each of Purchaser and the Company):

(a) Shareholder Approval. The Arrangement shall have been approved by the Requisite Vote and in accordance with any additional conditions which may be imposed by the Interim Order.

(b) Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and Purchaser, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c) Regulatory Approvals.

(i) Any applicable Competition Law waiting period (or extensions thereof) or applicable Competition Law approval set forth in Section 7.1(c)(i) of the Company Disclosure Letter shall have expired, been terminated, been waived or been obtained; and

(ii) The ICA Approval shall have been obtained.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect which prohibits, restrains or renders illegal the consummation of the Arrangement.

Section 7.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the Arrangement are subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of Purchaser):

(a) Representations and Warranties. Each representation and warranty (i) set forth in Section 3.1, Section 3.2(a), the third sentence of Section 3.5(a), the second sentence of Section 3.6(a), Section 3.20, and Section 3.22 shall be true and correct in all material respects (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) both as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time; (ii) set forth in Section 3.10(a) shall be true and correct in all respects both as of the date of this Agreement and as at and as of the Effective Time as if made at and as of such time; (iii) set forth in the second and last sentences of Section 3.5(a) and the first and third sentences of Section 3.5(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Effective Time, as if made at and as of such time; and (iv) set forth in Article III, other than those described in clauses (i) through (iii) above, shall be true and correct in all respects (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) both as of the date hereof and at and as of the date of the Effective Time as if made at and as of such time, except in the case of this clause (iv) where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b) Performance of Obligations of the Company. The Company shall have complied in all material respects with its agreements and covenants hereunder.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed by a senior officer of the Company certifying as to the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d) Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 10% of the issued and outstanding Shares.

Section 7.3 Conditions of the Obligations of the Company. The obligation of the Company to consummate the Arrangement is subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of the Company):

(a) Representations and Warranties. Each representation and warranty of Purchaser set forth in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “material adverse effect” set forth therein both) as of the date hereof and at and as of the date of the Effective Time as if made at and as of such time, except in the case where failure to be so true and correct, individually or in the aggregate, would not prevent the consummation of the transactions contemplated hereby; provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b) Performance of Obligations of Purchaser. Purchaser shall have complied in all material respects with its agreements and covenants hereunder.

(c) Officer’s Certificate. The Company shall have received a certificate signed by a senior officer of Purchaser certifying as to the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Arrangement and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of the Arrangement by the Company Shareholders):

(a) by mutual written consent of the Company and Purchaser;

(b) by either the Company or Purchaser, if:

(i) the Effective Time shall not have occurred at or before 5:00 p.m., New York City time, on August 4, 2022 (the “End Date”); provided, however, the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of or resulted in the failure of the Effective Time to occur by such time;

(ii) if any Restraint having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and non appealable; provided, however, the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii) at the Company Meeting or any adjournment thereof at which the Arrangement has been voted upon, the Company Shareholders fail to approve the Arrangement by the Requisite Vote.

(c) by the Company:

(i) if an inaccuracy of any representation or warranty of Purchaser or a breach of any covenant or agreement by Purchaser set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and such inaccuracy or breach is incapable of being cured by the End Date or has not been cured prior to the 45th (forty-fifth) day after giving of written notice thereof by the Company to Purchaser; provided, however, the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(ii) prior to obtaining the Requisite Vote, in order to enter into an definitive agreement relating to a Superior Proposal that did not result from a material breach of Section 6.4 in accordance with, and subject to the terms and conditions of, Section 6.4(d); or

(iii) if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing if Closing were to occur on the date of termination), (B) Purchaser fails to consummate the Closing on the date required pursuant to Section 2.7, (C) the Company has provided written notice to Purchaser at least two (2) Business Days prior to such termination that it is ready, willing and able to consummate the Closing at all times during such two (2) Business Day period and (D) Purchaser fails to consummate the Closing by the second (2nd) Business Day after the delivery of the notice described in clause (C).

(d) by Purchaser, if:

(i) the Company willfully and materially breaches in a manner adverse to Purchaser any of its obligations under Section 6.4;

(ii) if an inaccuracy of any representation or warranty of the Company or a breach of any covenant or agreement by the Company set forth in this Agreement (other than its obligations under Section 6.4) shall have occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such inaccuracy or breach is incapable of being cured by the End Date or has not been cured prior to the 45th (forty-fifth) day after the giving of written notice thereof by Purchaser to the Company; provided, however, Purchaser is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) not to be satisfied; or

(iii) (A) the Board or any committee thereof shall have effected a Recommendation Withdrawal or (B) the Company fails to include the Recommendation in the Company Circular.

Any party desiring to terminate this Agreement shall give notice to the other party in accordance with Section 9.1 specifying the provision or provisions pursuant to which said termination is effective.

Section 8.2 Termination Fee.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Purchaser or the Company pursuant to Section 8.1(b)(iii) and at the time of such termination Purchaser could have terminated this Agreement pursuant to Section 8.1(d)(iii) or by Purchaser pursuant to Section 8.1(d)(iii), then the Company shall pay the Termination Fee as directed in writing by Purchaser, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(c)(ii) or within two (2) Business Days following termination of this Agreement in the case of a termination pursuant to Section 8.1(b)(iii) or Section 8.1(d)(iii).

(b) In the event that all of (i) this Agreement is terminated by Purchaser or the Company pursuant to Section 8.1(b)(i) (and at the time of such termination the condition set forth in Section 7.1(a) has not been satisfied) or Section 8.1(b)(iii), or is terminated by Purchaser pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), (ii) at any time after the date hereof and prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced or publicly made known or any Person shall have publicly announced its intention to make an Acquisition Proposal and (iii) within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (provided that for purposes of this Section 8.2(b), each reference to “20%” and “80%” in the definition of Acquisition Proposal shall be deemed to be a reference to “a majority”), then, on the earlier of the date of the consummation of an Acquisition Proposal and the date on which a definitive agreement with respect to an Acquisition Proposal is entered into, the Company shall pay the Termination Fee to Purchaser.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) (solely due to a willful and material breach by Purchaser) or Section 8.1(c)(iii) (or is terminated by Purchaser pursuant to Section 8.1(b)(i) at a time when this Agreement was terminable by the Company pursuant to Section 8.1(c)(i) (solely due to a willful and material breach by Purchaser) or Section 8.1(c)(iii)), then Purchaser shall pay the Company the Purchaser Termination Fee within two (2) Business Days following such termination by the Company.

(d) Any amount that becomes payable pursuant to Section 8.2(a), Section 8.2(b) or Section 8.2(c) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(e) Each of the Company and Purchaser acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated hereby, and that, without these agreements, neither the Company nor Purchaser would have entered into this Agreement, and that any amounts payable pursuant to this Section 8.2 do not constitute a penalty. If the Company fails to pay as directed in writing by Purchaser any amounts due to accounts designated by Purchaser pursuant to this Section 8.2 within the time periods specified in this Section 8.2 or Purchaser fails to pay the Company any amounts due to the accounts designated by the Company pursuant to this Section 8.2 within the time periods specified in this Section 8.2, the Company or Purchaser, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Purchaser or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal plus 5.0%, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment (the obligations in this sentence are referred to collectively as the “Enforcement Expenses”).

(f) Notwithstanding anything to the contrary in this Agreement, but except as provided in Section 9.10 with respect to equitable remedies, the Company’s right to receive payment of a Purchaser Termination Fee from Purchaser pursuant to this Section 8.2 in the circumstances in which it is payable or from the Guarantors pursuant to the Guarantees shall be the sole and exclusive remedy available to the Company, its Affiliates, its Subsidiaries and any other Company Related Parties against Purchaser, the Guarantors and any of their respective former, current, or future general or limited partners, managers, controlling persons, shareholders, managers, members, directors, officers, Affiliates (other than Purchaser or Guarantors), attorneys, or agents and the Debt Financing Sources, and assignees of each of Purchaser and each Guarantor (collectively, the “Purchaser Related Parties”) with respect to this Agreement and any other Transaction Document and the transactions contemplated hereby and thereby (including for any liabilities and Damages suffered as a result of the failure of the transactions contemplated hereby to be consummated under any theory or for any reason) and, other than payment of such amount if the same is due, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, and any other Transaction Document and the transactions contemplated hereby and thereby (except that Purchaser and certain of the Purchaser Related Parties shall also be obligated with respect to, and the Company may be entitled to remedies with respect to the Confidentiality Agreement, the Guarantees, the Reimbursement Obligations, the Enforcement Expenses, and Section 9.3 to the extent expressly set forth therein).

(g) Notwithstanding anything to the contrary in this Agreement, but except (i) as provided in Section 9.10 with respect to equitable remedies and (ii) for liability of the Company for Damages incurred or suffered by Purchaser as a result of any willful and material breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement, Purchaser’s right to receive payment of a Termination Fee from the Company pursuant to this Section 8.2 in the circumstances in which it is payable shall be the sole and exclusive remedy available to Purchaser and its Affiliates for money damages against the Company, its Subsidiaries and any of their respective former, current, or future shareholders, directors, officers, Affiliates or agents (collectively, the “Company Related Parties”) with respect to this Agreement, any other Transaction Documents and the transactions contemplated hereby and thereby (including for any liabilities and Damages suffered as a result of the failure of the transactions contemplated hereby to be consummated under any theory or for any reason), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby (except that the Company will remain obligated with respect to, and Purchaser may be entitled to remedies with respect to, the Enforcement Expenses and Section 9.3).

Section 8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company or Purchaser, except that the Guarantees referred to in Section 4.8, the Reimbursement Obligations and Section 6.3(b), Section 8.2, Section 8.3 and Article IX will survive the termination hereof; provided, however, subject to Section 8.2(g), nothing herein shall relieve the Company from liabilities for Damages incurred or suffered by

Purchaser as a result of any willful and material breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement that would reasonably be expected to cause any of the conditions set forth in Section 7.1, 7.2 or 7.3, not to be satisfied or its obligation to consummate the Closing when required to do so by this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given:

if to Purchaser, to:

1351693 B.C. LTD.

c/o Clearlake Capital Group, L.P.

233 Wilshire Boulevard, Suite 800

Santa Monica, CA 90401

Attention:	Fred Ebrahemi
Arta Tabaee
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Ave.,

New York City, New York 10022

Attention:	R. Luke Guerra, P.C.
Aisha P. Lavinier
Carlo Zenkner
Email:	[REDACTED]

and

Stikeman Elliott LLP

1155, René-Lévesque Blvd. W., suite 4100

Montréal, Québec H3B 3V2

Attention:	John W. Leopold and David Massé
E-mails:	[REDACTED]

if to the Company, to:

Intertape Polymer Group Inc.

100 Paramount Drive, Suite 300

Sarasota, FL 34232

Attention:	Randi Booth
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Scott A. Barshay
Adam M. Givertz
Ian M. Hazlett

Email:	[REDACTED]

and

Fasken Martineau DuMoulin LLP

800, rue du Square-Victoria, bureau 3500

Montréal, Québec H4Z 1E9

Attention:	Neil Kravitz
Email:	[REDACTED]

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) on the day of sending, if sent by email prior to 5:00 p.m., New York City time, on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m., New York City time, on any Business Day or on any day other than a Business Day or (b) if given by any other means, when delivered at the address specified in this Section 9.1.

Section 9.2 Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. For the avoidance of doubt, Section 6.5 shall survive as described therein and shall be enforceable by the Indemnified Persons against Purchaser and the Company during such period. Each of Purchaser and the Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is expressly the subject of any representation or warranty set forth in this Agreement.

Section 9.3 Expenses. Except as otherwise expressly provided in Section 6.8, Section 6.12 and Section 8.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.4 Amendment. Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Law, this Agreement and the Plan of Arrangement may be amended by an instrument in writing signed by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Company Shareholders and without further notice to or authorization on the part of the Company Shareholders; provided, however, (a) after approval of the Arrangement by the Company Shareholders, no amendment may be made which under applicable Law requires the further approval of the Company Shareholders without such further approval and (b) Section 8.2(f), this Section 9.4, Section 9.5, Section 9.6, Section 9.7, Section 9.11 and Section 9.13 (and any provision of this Agreement to the extent an amendment of such provision would modify the substance of any of the foregoing provisions), in each case to the extent relating to the Debt Financing Sources, may not be amended without the prior written consent of the Debt Financing Sources. The Company will not unreasonably withhold its consent from any amendment to the Plan of Arrangement at any time prior to the Effective Time which is requested by Purchaser, acting reasonably, provided that it shall be deemed to be reasonable for the Company to withhold its consent from any amendment which: (i) has the effect of reducing the aggregate consideration payable to the Company Shareholders pursuant to the Plan of Arrangement, (ii) is otherwise prejudicial to Company Shareholders or other parties to be bound by the Plan of Arrangement or results in Taxes being imposed on, or any adverse Tax or other consequences to, any holder of Company Securities, (iii) is inconsistent with the provisions of this Agreement, or (iv) could reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

Section 9.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies. Notwithstanding the foregoing, no waiver of Section 8.2(f), Section 9.4, this Section 9.5 Section 9.6, Section 9.7, Section 9.11 and Section 9.13, (and any provision of this Agreement to the extent a waiver of such provision would modify the substance of any of the foregoing provisions), in each case to the extent relating to the Debt Financing Sources, shall be effective without the prior written consent of the Debt Financing Sources.

Section 9.6 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto (and any purported assignment without such consent shall be void and without effect), except that Purchaser may assign all or any of its rights and obligations hereunder (a) to any Affiliate of Purchaser or (b) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a Lien herein or otherwise assigning as collateral in respect of the Debt Financing and, after the Closing Date, any such Debt Financing Source may exercise all of the rights and remedies of Purchaser (or its Affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing; provided, however, no such assignment shall relieve Purchaser of any of its obligations hereunder.

Section 9.7 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by the other party hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except (a) the Indemnified Persons are express beneficiaries of and may enforce Section 6.5, (b) the Purchaser Related Parties are express beneficiaries of and may enforce Section 8.2(f) and Section 9.13, (c) the Company Related Parties are express beneficiaries of and may enforce Section 8.2(g) and Section 9.13 and (d) the Debt Financing Sources are express beneficiaries of and may enforce Section 8.2(f), Section 9.4, Section 9.5, Section 9.6, this Section 9.7, Section 9.11 and Section 9.13.

Section 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.9 Entire Agreement. This Agreement (including to the extent referred to herein, the Voting Agreements, the Confidentiality Agreement, the Financing Commitments and the Guarantees) constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior agreements and understandings between the parties with respect to such subject matter. In entering into this Agreement no party is relying upon any promise, statement or representation made by or on behalf of any party except as expressly set forth herein.

Section 9.10 Remedies. (a) Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. For the avoidance of doubt, although the Company may in the same Proceeding or multiple Proceedings, pursue a grant of specific performance and payment of the Purchaser Termination Fee, under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded and the occurrence of the Closing and payment of the Purchaser Termination Fee and the amounts, if any, as and when due, pursuant to Section 8.2(e).

(b) The parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or threatened to be breached). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. The parties irrevocably waive any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor.

(c) Notwithstanding anything to the contrary in this Agreement, the parties hereto further agree that unless and until this Agreement is validly terminated in accordance with Section 8.1, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Purchaser’s obligations to effect the Closing on the terms and conditions set forth herein (including, Purchaser’s obligation to cause the Equity Financing to be funded) subject to the requirements that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing; provided that each such condition would be satisfied if the Closing were on such date); (ii) the Debt Financing (or, as applicable, alternative financing) is available to be funded in full at the Closing and has been funded in full or will be funded in full if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur pursuant to the terms of the Agreement. For the avoidance of doubt, in no event shall the Company be entitled to specifically enforce (or to bring any action or proceeding in equity seeking to specifically enforce) Purchaser’s rights under the Equity Commitment Letter to cause the Equity Financing to be funded or to effect the Closing other than as expressly provided in the immediately preceding sentence.

Section 9.11 Governing Law; Jurisdiction; No Trial by Jury.

(a) This Agreement and all actions arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

(b) Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Court or, only if the Court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Montréal, in respect of any Proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

(c) Notwithstanding the foregoing, with respect to any Proceeding of any kind (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby, the Debt Financing or the Debt Financing Commitments or the performance of services thereunder, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court, in each case, sitting in the Borough of Manhattan and any appellate court therefrom (“Applicable Courts”), and agrees that all claims in respect of any such Proceeding be heard and determined only in the Applicable Courts, (ii) agrees that such party shall not bring or permit any of its Affiliates to bring any Proceeding referred to in this Section 9.11(c), or voluntarily support any other Person in bringing any such Proceeding, in any courts other than the Applicable Courts, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any Applicable Court and (iv) except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any principle of conflict of law that would require or permit the application of Laws of another jurisdiction.

(d) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING COMMITMENTS OR THE PERFORMANCE OF SERVICES THEREUNDER), INCLUDING IN ANY PROCEEDING AGAINST THE DEBT FINANCING SOURCES. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11(D).

Section 9.12 Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 9.13 Non-Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any other Transaction Document, the Arrangement or the transactions contemplated hereby or thereby; (b) the negotiation, execution or performance of any Transaction Document (including any representation or warranty made in connection with, or as an inducement to any Transaction Document); (c) any breach or violation of this Agreement or any other Transaction Document; and (d) any failure of the Arrangement (including the Financing) or any other transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against (and are those solely of), in the case of this Agreement, the Persons that are expressly identified as parties hereto, and in the case of the other Transaction Documents, the applicable parties thereto, and in accordance with, and subject to the terms and conditions of such Transaction Documents.

Section 9.14 Language. The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Arrangement Agreement to be duly executed by its authorized officer as of the day and year first written above.

INTERTAPE POLYMER GROUP INC.

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Chief Financial Officer

[Signature Page to Arrangement Agreement]

1351693 B.C. LTD.

By:	/s/ Arta Tabaee
Name: Arta Tabaee
Title: Director

[Signature Page to Arrangement Agreement]

EXHIBIT A

SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Intertape Polymer Group Inc. (the “Company”) as more particularly described and set forth in the management proxy circular of the Company dated [•], 2022 (the “Company Circular”) and the full text of which is set out as Appendix [•] to the Company Circular (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or has been amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”) involving the Company, the full text of which is attached as Appendix [•] to the Company Circular, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement between 1351693 B.C. LTD. and the Company dated March 7, 2022, as it has been or may be modified, supplemented or amended in accordance with its terms (the “Arrangement Agreement”), the actions of the officers and directors of the Company in approving the Arrangement, in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by the Company of its obligations thereunder are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Company Shareholders”) or that the Arrangement has been approved by the Superior Court of Québec (the “Court”), the directors of the Company are hereby authorized and empowered without further approval of the Company Shareholders (i) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the Effective Time (as such term is defined in the Arrangement Agreement).

5.

The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or as required by the Court).

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the articles of arrangement giving effect to the Arrangement and such other documents as are necessary or desirable to the director appointed under Section 260 of the CBCA in accordance with the Arrangement Agreement.

A-1

7.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

EXHIBIT B

PLAN OF ARRANGEMENT

Under Section 192 of the Canada Business Corporations Act

concerning

INTERTAPE POLYMER GROUP INC.

ARTICLE 1

INTERPRETATION

1.1 Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement between Intertape Polymer Group Inc. and 1351693 B.C. LTD. entered into as of the 7th day of March, 2022;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form of Exhibit A of the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day other than the days on which banks in New York, New York, Sarasota, Florida or Montréal, Québec are required or authorized to close;

“C$” means Canadian dollars;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Intertape Polymer Group Inc., a CBCA corporation;

“Company Circular” has the meaning set forth in the Arrangement Agreement;

“Company Debt” means the Indebtedness identified on the Debt Prepayment Notice as “Company Debt”;

“Company DSU” means any deferred share unit outstanding as of the Effective Time under a Company Benefit Plan;

“Company Meeting” has the meaning set forth in the Arrangement Agreement;

“Company Option” means any option to acquire Share(s), outstanding as of the Effective Time, under a Company Benefit Plan;

“Company PSU” means any performance share unit outstanding as of the Effective Time under a Company Benefit Plan;

“Company RSU” means any restricted share unit outstanding as of the Effective Time under a Company Benefit Plan;

“Company Securities” has the meaning set forth in the Arrangement Agreement.

“Company Securityholders” means Holders of Shares, Company Options, Company DSUs, Company PSUs and Company RSUs;

“Company Shareholders” means Holders of Shares;

“Contract” means a binding agreement between the Company or one of its Subsidiaries, on the one hand, and a Holder of Company Options, Company DSUs, Company PSUs or Company RSUs, on the other hand;

“Court” means the Superior Court of Québec, Commercial Division, located in the City of Montréal;

“Debt Payoff Loan” has the meaning set forth in Section 3.1(b);

“Debt Repayment Notice” means a notice in writing provided by Purchaser to the Company at least three (3) Business Days prior to the Effective Time specifying (i) the portion of the Company Debt that the Company and/or one or more designated Subsidiaries of the Company shall repay pursuant to Section 3.1(c), and (ii) the manner in which the Company and/or one or more designated Subsidiaries of the Company shall be funded for the repayment;

“Depositary” means AST Trust Company (Canada) or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in the Plan of Arrangement pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any Company Shareholder as of the record date for the Company Meeting who has properly exercised its Dissent Rights in accordance with the applicable provisions of the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement) and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“DSU Payment Loan” has the meaning set forth in Section 3.1(b);

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means a time as specified in writing by Purchaser on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options, (c) when used with reference to the Company DSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of Company DSUs, (d) when used with reference to the Company PSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company PSUs and (e) when used with reference to the Company RSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company RSUs;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada);

“Letter of Transmittal” means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Circular (which shall be reasonably acceptable to Purchaser), which shall be in such form and have such other customary provisions as Purchaser and the Company may reasonably specify;

“Option Payment Loan” has the meaning set forth in Section 3.1(b);

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“PSU Payment Loan” has the meaning set forth in Section 3.1(b);

“Purchase Price” has the meaning set forth in Section 3.1(h);

“Purchaser” means 1351693 B.C. LTD., a British Columbia corporation;

“RSU Payment Loan” has the meaning set forth in Section 3.1(b);

“Shareholder Rights Plan Agreement” means that certain Shareholder Rights Plan Agreement, dated as of June 6, 2019, between the Company and AST Trust Company (Canada).

“Shares” means the issued and outstanding common shares in the capital of the Company;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person); and

“Tax” has the meaning ascribed thereto in the Arrangement Agreement.

1.2 Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in United States currency unless otherwise specified.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Montréal, Québec.

1.6 Construction

In this Plan of Arrangement:

(a) unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b) the word “including” or “includes” means “including (or includes) without limitation”;

(c) any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule;

(d) any reference to certificates of Shares shall be deemed to include book-entry account statements evidencing the ownership of Shares, and any action required to be taken hereunder in respect of certificates of Shares shall be deemed to include such parallel action customarily taken in respect of securities that are evidenced solely by a book-entry and not a certificate.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the CBCA, and the laws of the Province of Québec and other federal laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effectiveness

This Plan of Arrangement and the Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding on Purchaser, the Company, all holders (registered or beneficial) of Shares, all Holders of Company Options, all Holders of Company DSUs, all Holders of Company RSUs, all Holders of Company PSUs, the registrar and transfer agent of the Company, the Depositary, AST Trust Company (Canada) (as regards the Shareholder Rights Plan Agreement) and all other Persons, without any further authorization, act or formality on the part of the Court, the Director, Purchaser (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time and, other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1 Arrangement

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality (unless otherwise specified):

(a) At the Effective Time, the Shareholder Rights Plan Agreement shall be deemed to be terminated without any further act or formality on the part of the Company.

(b) Five (5) minutes following the step contemplated in Section 3.1(a), Purchaser will provide by wire transfer of immediately available funds (i) a loan (the “Debt Payoff Loan”) to the Company in an aggregate amount equal to all amounts required to repay and discharge the Company Debt in accordance with the Debt Repayment Notice, (ii) a loan to the Company equal to the aggregate amount payable under Section 3.1(d) (the “Option Payment Loan”), (iii) a loan to the Company equal to the aggregate amount payable under Section 3.1(e) (the “DSU Payment Loan”), (iv) a loan to the Company equal to the aggregate amount payable under Section 3.1(f) (the “PSU Payment Loan”) and (v) a loan to the Company equal to the aggregate amount payable under Section 3.1(g) (the “RSU Payment Loan”). The Debt Payoff Loan, the Option Payment Loan, the DSU Payment Loan, the PSU Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company (or the applicable Subsidiary of the Company) to the lender thereof.

(c) Five (5) minutes following the step contemplated in Section 3.1(b), the Company and/or one or more of its Subsidiaries (as the case may be) will repay in full all amounts required to repay and discharge the portion of the Company Debt as set out in the Debt Repayment Notice.

(d) Five (5) minutes following the step contemplated in Section 3.1(b), each Company Option outstanding immediately prior to the Effective Time that has not been exercised will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company Option equal to the excess, if any, of (i) the Purchase Price over (ii) the per Share exercise price of such Company Option as of the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company Option shall thereafter immediately be cancelled. For the avoidance of doubt, all Company Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Purchase Price shall be cancelled automatically for no consideration.

(e) Contemporaneously with the step contemplated in Section 3.1(d), each Company DSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company DSU equal to the sum of (i) Purchase Price plus (ii) any dividend equivalents accrued in respect of such Company DSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company DSU shall thereafter immediately be cancelled.

(f) Contemporaneously with the step contemplated in Section 3.1(d), each Company PSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company PSU equal to the sum of (i) the product of (A) the Purchase Price multiplied by (B) the total number of Shares subject to such Company PSU, which if not earned prior to the Effective Time shall be calculated in accordance with the following sentence, plus (ii) any dividend equivalents accrued in respect of such Company PSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company PSU shall thereafter immediately be cancelled. With respect to each Company PSU for which the performance period has not been completed and/or performance has not yet been determined prior to the Effective Time, for purposes of this Section 3.1(f), the total number of Shares subject to such Company PSU shall be determined by multiplying (i) the number of Shares subject to such Company PSU at target as set forth in the applicable award agreement by (ii) a percentage equal to 100% for each Company PSU granted on or after January 1, 2022 and equal to 175% for each Company PSU granted prior to such date.

(g) Contemporaneously with the step contemplated in Section 3.1(d), each Company RSU outstanding immediately prior to the Effective Time will be deemed to be assigned, transferred and surrendered to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount per Company RSU equal to the sum of (i) the Purchase Price plus (ii) any dividend equivalents accrued in respect of such Company RSU as of immediately prior to the Effective Time (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company RSU shall thereafter immediately be cancelled.

(h) Five (5) minutes following the step contemplated in Section 3.1(d), each outstanding Share, other than Shares held by Dissenting Shareholders described in Section 3.1(i), will be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in exchange for cash in the amount of C$40.50 per Share (the “Purchase Price”) to be paid in accordance with the second sentence of Section 4.1(a), and Purchaser will thereafter be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances and will be entered in the securities register of the Company as the sole holder thereof (and, for greater certainty, the Depositary shall deduct and withhold any amounts required to be deducted or withheld in respect of Taxes pursuant to Section 4.5).

(i) Contemporaneously with the step contemplated in Section 3.1(h), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5 hereof, and the names of such Holders will thereafter be removed from the register of Holders, and Purchaser will be recorded as the registered Holder so transferred and will be deemed to be the sole legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances, such that following the transactions contemplated by Section 3.1(h) and this Section 3.1(i), Purchaser shall be the legal and beneficial owner of 100% of the Shares.

(j) After giving effect to Sections 3.1(d) to 3.1(i) above, (i) each holder of a Company Option, Company DSU, Company PSU or Company RSU shall cease to be a holder of such option or unit, as the case may be, (ii) each such holder’s name shall be removed from each applicable register, (iii) the Company’s option plan, the Company’s performance and restricted share unit plan and the Company’s deferred share unit plan (each, as amended from time to time), as well as any and all agreements, arrangements and understandings relating to any and all of the Company Option, Company DSU, Company PSU or Company RSU shall be terminated and shall be of no further force and effect, and (iv) any right to acquire any (and any other right in) Company Securities, including Shares, securities convertible into Shares, Company Options, Company DSUs, Company RSUs and Company PSUs (and other than pursuant to the Arrangement Agreement), shall immediately be extinguished for no consideration.

ARTICLE 4

PAYMENT

4.1 Delivery of Cash

(a) At least one (1) Business Day prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in Canadian dollars, to which each such Company Shareholder is entitled pursuant to Section 3.1(h) upon the transfer of the Shares to Purchaser. Upon surrender by a Company Shareholder to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Shares transferred pursuant to Section 3.1(h), together with a duly completed and executed Letter of Transmittal and any other documents reasonably requested by Purchaser and the Depositary, the Holder of such surrendered certificate(s) of Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, by wire transfer or by a cheque issued by the Depositary (or other form of immediately available funds), as set forth in the Letter of Transmittal, representing that amount of cash which such Company Shareholder has the right to receive pursuant to Section 3.1(h), less any amounts withheld pursuant to Section 4.5.

(b) The Company shall deliver (or cause one of its Subsidiaries to deliver) to each Holder of Company Options, Company DSUs, Company PSUs and Company RSUs, (i) through the Company’s or one of its Subsidiary’s normal payroll systems practices and procedures (no later than the Company’s and its Subsidiaries’ regular payroll payment and no later than the Effective Time), or (ii) in the event that payment in accordance with such normal payroll practices and procedures is not practicable for any such Holder at the Effective Time (and no later than the Effective Time), by cheque (delivered no later than the Effective Time to such Holder of Company Options, Company DSUs, Company PSUs and/or Company RSUs, as applicable, as reflected on the register maintained by or on behalf of the Company with respect to such Company Options, Company DSUs, Company PSUs and/or Company RSUs, as applicable), that amount which such Holder of Company Options, Company DSUs, Company PSUs and/or Company RSUs has the right to receive pursuant to Section 3.1(d), Section 3.1(e), Section 3.1(f) or Section 3.1(g), as applicable, less any amounts withheld pursuant to Section 4.5.

(c) After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate of Shares that immediately prior to the Effective Time represented outstanding Shares shall be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender a cash payment in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5.

(d) In the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the amount of cash to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if the instructions in the Letter of Transmittal have been complied with, and if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid.

4.2 Distributions with respect to Unsurrendered Certificates

No Holder of Shares, Company Options, Company DSUs, Company RSUs or Company PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, Company DSUs, Company RSUs or Company PSUs other than the cash payment, if any, which such Holder is entitled to receive in accordance with Section 3.1 and Section 4.1, and, for greater certainty, other than as set forth in the Arrangement Agreement (including Section 5.1(a)(iii) thereof), no such Holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith. No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1. At the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1.

4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred or cancelled pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue and deliver to such Person in exchange for such lost, stolen or destroyed certificate, the cash amount representing the aggregate consideration in respect thereof which such Person is entitled to receive pursuant to the Arrangement, deliverable in accordance with such Holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give an affidavit (in form and substance reasonably acceptable to Purchaser) of the claimed loss, theft or destruction of such certification and a bond or surety satisfactory to Purchaser and the

Depositary (each acting reasonably) in such reasonable and customary sum as Purchaser may direct, or otherwise indemnify Purchaser, the Company and the Depositary in a manner satisfactory to Purchaser and the Depositary, each acting reasonably, against any claim that may be made against Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred or cancelled pursuant to Section 3.1, and not deposited, with all other instruments required by Section 4.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a Holder of Shares or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser. None of Purchaser or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any payment made by the Depositary or the Company, as applicable, in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary or the Company, as applicable, or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to such payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the Holder to receive the applicable consideration for the Shares, the Company Options, the Company DSUs, the Company RSUs or the Company PSUs, as applicable, in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

4.5 Withholding Rights

Notwithstanding anything to the contrary contained herein, each of Purchaser, the Company and the Depositary and any other Person that has any withholding obligations with respect to any amount payable hereunder shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder, such amounts as are required to be deducted and withheld with respect to such payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other Tax Laws. To the extent that amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid.

4.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all liens, charges, claims, encumbrances or other claims of third parties of any kind.

4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Securities, including Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders (registered or beneficial) of Company Securities, including Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Securities, including Shares, Company Options, Company DSUs, Company RSUs and Company PSUs, or any right to acquire any Shares or securities convertible into Shares, shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Rights of Dissent

Registered Holders of Shares as of the record date for the Company Meeting may exercise rights of dissent with respect to such Shares pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order, the Final Order and this Article 5 (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (local time in place of receipt) on the second (2nd) Business Day preceding the Company Meeting (as may be adjourned or postponed). Registered Holders of Shares who duly exercise Dissent Rights and who:

(a) are ultimately determined to be entitled to be paid fair value for their Shares shall: (i) be deemed to have transferred such Shares to Purchaser as of the time stipulated in Section 3.1(i); (ii) in respect of such Shares, be treated as not having participated in the transactions in Article 3 (other than Section 3.1(i)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Shares by Purchaser, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iv) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Holders not exercised their Dissent Rights; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, be deemed to have transferred such Shares to Purchaser as of the time stipulated in Section 3.1(i) and shall be deemed to have participated in the Arrangement on the same basis and at the same time as non-Dissenting Shareholders;

but in no case shall the Company, Purchaser, the Depositary or any other Person be required to recognize Dissenting Shareholders as holders of Shares after the time stipulated in Section 3.1(h), and the name of such holders of Shares shall be deleted from the register of holders of Shares at the time stipulated in Section 3.1(h) and Purchaser shall be considered the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1. For the avoidance of doubt, in no circumstances shall Purchaser, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in this Section 5.1), such Person is the registered holder of those Shares in respect of which such Dissent Rights are sought to be exercised, (ii) if such Person has voted or instructed a proxy holder to vote such Shares in respect of which Dissent Rights are exercised in favor of the Arrangement Resolution, or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: holders of Company Options, Company DSUs, Company RSUs or Company PSUs (in their capacity as holders of Company Options, Company DSUs, Company RSUs or Company PSUs, as applicable).

ARTICLE 6

AMENDMENTS

6.1 Amendments

(a) The Company and Purchaser reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by the Company and Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b) Subject to Section 6.1(d), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or Purchaser at any time prior to or at the Company Meeting (provided that the Company or Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to Company Shareholders, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Purchaser and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d) Notwithstanding Section 6.1(a), any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Shares, Company Options, Company DSUs, Company PSUs or Company RSUs.

(e) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

6.2 Termination

(a) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1 Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.